Rockyview Energy

SEC MAIL PROCESSING
RECEIVED
NOV 3 0 2007
WASH., D.C.
210 SECTION

November 29, 2007

07028489

Securities and Exchange Commission
Judiciary Plaza
450 5th Street N.W.
Washington, D.C. 20549

SUPPL

Dear Sir/Madam:

Re: Rockyview Energy Inc. (the "Company") – File #82-34899 Exemption Pursuant to Rule 12g3-2(b)

Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended, we enclose the following documents:

Date	Document	Date	Document
November 6, 2007	**52-109F2 – Certification of Interim Filings - CEO**	November 6, 2007	**Interim Financial Statements - English**
November 6, 2007	**52-109F2 – Certification of Interim Filings – CFO**	November 6, 2007	**News Release – Rockyview Energy reports 3rd quarter results**
November 6, 2007	**MD&A**		

As required pursuant to Rule 12g3-2(b), the exemption number appears in the upper right-hand corner of each unbound page and on the first page of each bound document.

Please indicate your receipt of the enclosed by stamping the enclosed copy of this letter and returning it to the sender in the enclosed self-addressed, stamped envelope.

PROCESSED
DEC 0 7 2007
THOMSON
FINANCIAL

Yours truly,

Alan MacDonald
Vice President Finance and Chief Financial Officer

Encls.

G:\062118\0001\SEC filings\Nov20.doc

Rockyview Energy

November 29, 2007

Securities and Exchange Commission
Judiciary Plaza
450 5th Street N.W.
Washington, D.C. 20549

Dear Sir/Madam:

Re: Rockyview Energy Inc. (the "Company") – File #82-34899 Exemption Pursuant to Rule 12g3-2(b)

Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended, we enclose the following documents:

Date	Document	Date	Document
November 6, 2007	**52-109F2 – Certification of Interim Filings - CEO**	November 6, 2007	**Interim Financial Statements - English**
November 6, 2007	**52-109F2 – Certification of Interim Filings – CFO**	November 6, 2007	**News Release – Rockyview Energy reports 3rd quarter results**
November 6, 2007	**MD&A**		

As required pursuant to Rule 12g3-2(b), the exemption number appears in the upper right-hand corner of each unbound page and on the first page of each bound document.

Please indicate your receipt of the enclosed by stamping the enclosed copy of this letter and returning it to the sender in the enclosed self-addressed, stamped envelope.

Yours truly,

Alan MacDonald
Vice President Finance and Chief Financial Officer

Encls.

G:\062118\0001\SEC filings\Nov20.doc

2250, 801 6th Avenue S.W., Calgary, AB T2P 3W2
PHONE: (403) 538-5000 ▲ FAX: (403) 538-5050 ▲ EMAIL: invest@rockyviewenergy.com ▲ WEBSITE: www.rockyviewenergy.com

FORM 52-109F2

CERTIFICATION OF INTERIM FILINGS

I, Steven Cloutier, President and Chief Executive Officer of Rockyview Energy Inc., certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Rockyview Energy Inc., (the issuer) for the interim period ending September 30, 2007;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

   (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared and

   (b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

5. I have caused the issuer to disclose in the interim MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date: November 6th, 2007

[signature]

Steven Cloutier
President and Chief Executive Officer
Rockyview Energy Inc.

#82-34899

FORM 52-109F2

CERTIFICATION OF INTERIM FILINGS

I, Alan MacDonald, Chief Financial Officer and Corporate Secretary of Rockyview Energy Inc., certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52- 109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Rockyview Energy Inc., (the issuer) for the interim period ending September 30, 2007;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

   (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared and

   (b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

5. I have caused the issuer to disclose in the interim MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date: November 6th, 2007

[signature]

Alan MacDonald
Chief Financial Officer and Corporate Secretary
Rockyview Energy Inc.

Rockyview Energy

ROCKYVIEW ENERGY REPORTS THIRD QUARTER RESULTS

Drilling Success Boosts Production to Record Levels

Calgary, Alberta--(Marketwire – November 6, 2007) – Rockyview Energy Inc. (TSX: RVE) ("Rockyview" or the "Company") is pleased to present its operating and financial results for the three and nine months ended September 30, 2007.

Highlights

- Increased production volumes for the quarter to a record 2,562 boe per day.
- Drilled 19 (15.0 net) wells during the quarter with a 94% success rate, including a deep natural gas discovery at Spirit River in the Peace River Arch.
- Experienced a 15% reduction in drilling and completion costs.
- Experienced a $1.05 per mcf increase in the realized price of natural gas as a result of an effective risk management program.

Central Alberta

Rockyview continued to successfully develop its extensive inventory of low risk Horseshoe Canyon and Belly River locations in Central Alberta. During the third quarter, eight field extension locations were drilled in the Wood River area and are being tied into existing infrastructure. These locations have extended the pool boundary at Wood River to the north and west and will allow for further development. Production rates in these new wells have exceeded expectations. A new Horseshoe Canyon shallow gas project south of Wetaskiwin is currently being developed. Six wells were drilled during the third quarter following the successful recompletion of three cased wellbores in the first half of 2007. These wells have tested at an average rate in excess of 400 mcf per day, which is the highest average test rate experienced by Rockyview for Horseshoe Canyon gas. These nine 100% owned wells will be tied into the Company's existing Bittern Lake gathering and compression facilities and will be on production towards the end of the fourth quarter. These wells will add an expected 200 to 300 boe per day depending upon facility capacity. The Company has 7 additional locations in this area that will be drilled in early 2008.

The Company cased and completed two basal Mannville gas wells in Central Alberta, one of which has been tied-in. Rockyview is evaluating tie-in options on the other completed well.

Rockyview tied-in 17 shallow gas wells from its first half drilling program into its Wood River gathering system during the third quarter, adding approximately 300 boe per day. Four shallow gas wells were also tied into the Bittern facility via a gathering system expansion, adding approximately 150 boe per day. This expansion will facilitate the easy tie-in of future development locations.

Activity in Central Alberta continues to focus predominantly on shallow gas opportunities, where Rockyview is experiencing strong drilling results and seeing an improvement in capital costs. In aggregate, Horseshoe Canyon coalbed methane wells drilled by the Company during the third quarter commence production at an average rate in excess of 200 mcf per day versus a risked rate of 112 mcf per day. Relative to 2006, Rockyview is seeing a reduction of 15% in the total well cost for a Horseshoe Canyon well. The Company's 2006 infrastructure investments, which included the installation of 3,600 horsepower of compression, have significantly improved the capital returns in this area. Rockyview now owns and operates sufficient gathering, compression and

processing infrastructure in Central Alberta to accommodate the majority of its identified 2008 development drilling opportunities, thus significantly improving incremental economics.

Rockyview continues to expand its exploration portfolio in Central Alberta and has seismically identified and acquired land on five lower Mannville prospects in the greater Watelet area. This area continues to be a strong focus for the Company due to its exploration success.

The Company is also monitoring increased development activity in the Upper Mannville coalbed methane play in Central Alberta. Rockyview's strategy is to preserve its net 35 sections of Upper Mannville CBM rights until such time as technology and economics of this large resource play are well established. The Company will develop this high-impact resource at the appropriate opportunity. Rockyview's acreage is immediately adjacent to lands currently being developed by several large CBM operators, with well established experience in horizontal drilling in the Upper Mannville coal seams.

Current production from the area amounts to 2,050 boe per day, 98% of which is natural gas.

Peace River Arch

Rockyview continued its successful exploration program in this prolific, multi-zone area during the third quarter. The Company followed up on a cretaceous light oil discovery at Spirit River during the second quarter by drilling three (1.1 net) additional oil wells. These wells have demonstrated gross production rates of approximately 70 bbl per day per well. Up to 8 more wells may be drilled in 2008 following a 3D seismic shoot to be undertaken in the fourth quarter.

The Company also operated the drilling of a deep natural gas discovery in the Spirit River area that was developed with extensive seismic coverage. This well was placed on production in late October at an initial rate of approximately 800 (300 net) mcf per day. Encouraged by this success, Rockyview plans to drill at least one offset location in early 2008.

The Company participated in the completion of a high rate Triassic gas well in the Farmington area. This well is part of a joint venture farmout which has resulted in 3 successful wells in the area and will be tied-in during the fourth quarter. Two additional wells will be drilled prior to year-end, one deep test at Farmington and one Triassic test at Gordondale.

Current production from the Peace River Arch is approximately 150 boe per day, 81% of which is natural gas.

Western Alberta

During the quarter, the Company tied-in a successful Nordegg gas well that was completed during the second quarter. The well is currently producing approximately 600 mcf per day.

Activity in Western Alberta continued to focus on targets in the Mannville and Nordegg formations. While focus has been on these conventional horizons, Rockyview holds interests in 10 sections of land that are prospective for CBM in the Upper Mannville formation. Rockview has entered into a farmout agreement with a key industry player who has committed to drill an Upper Mannville CBM well by April 1, 2008. Rockyview will be entitled to all the technical data. The Company's acreage is proximal to the greater Corbett Creek area, which has been the centre of this play.

Current production from this area is approximately 500 boe per day, 99% of which is natural gas.

Hedging Program

During the third quarter, the Company's risk management program increased the average price received for natural gas by $1.05 per mcf.

The Company has 5,400 mcf per day (34%) of natural gas hedged during the fourth quarter at an average price of $7.90 per mcf, and 2,800 mcf per day (18%) hedged during the first quarter of 2008 at an average price of $8.22 per mcf. Rockyview will continue to monitor the commodity markets for additional hedging opportunities for 2008.

Outlook

The Company is currently in the process of finalizing its 2008 capital budget, which is expected to total between $25 and $30 million, depending on natural gas prices. Funding for the capital program will come from cash flow and debt. Rockview expects to be drawn approximately $32 million at the end of 2007 on its $46 million facility.

Steve Cloutier
President & Chief Executive Officer

FINANCIAL REVIEW & OPERATING HIGHLIGHTS

	Three months ended		Nine months ended	
	Sept. 30 2007	Sept. 30 2006	Sept. 30 2007	Sept. 30 2006
FINANCIAL ($)				
Revenue before royalties	9,496,344	7,681,428	29,504,978	23,259,407
Net loss	(1,246,303)	(1,157,630)	(2,890,925)	(1,009,939)
Per share - basic	(0.05)	(0.06)	(0.12)	(0.05)
Per share - diluted	(0.05)	(0.06)	(0.12)	(0.05)
Funds flow from operations	5,033,113	3,432,373	15,172,918	10,638,818
Per share - basic	0.21	0.18	0.62	0.55
Per share - diluted	0.21	0.18	0.62	0.54
Total assets	150,933,530	160,881,471	150,933,530	160,881,471
Working capital (deficiency)	893,654	(2,595,030)	893,654	(2,595,030)
Bank loan	34,000,000	37,000,000	34,000,000	37,000,000
Corporate acquisitions	-	-	-	67,279,786
Capital expenditures - net	8,738,447	11,884,194	24,092,231	32,017,805
Market				
Shares outstanding				
End of period	24,364,378	19,494,378	24,364,378	19,494,378
Weighted average - basic	24,364,378	19,494,378	24,364,378	19,193,020
Weighted average - diluted	24,364,378	19,494,378	24,364,378	19,569,612
OPERATIONS				
Average daily production				
Natural gas (mcf/d)	14,625	12,775	13,853	11,529
Light and medium oil (bbl/d)	67	48	63	56
NGLs (bbl/d)	57	68	55	66
Total (boe/d)	2,562	2,245	2,426	2,044
Average wellhead prices				
Natural gas ($/mcf)	6.31	5.84	7.13	6.58
Light and medium oil ($/bbl)	72.86	63.65	64.61	62.79
NGLs ($/bbl)	61.49	60.82	56.28	60.13
Average ($/boe)	39.28	36.43	43.66	40.80
Operating netback ($/boe)	24.62	19.95	27.29	23.45

Management's Discussion and Analysis

This management, discussion and analysis ("MD&A") for Rockyview Energy Inc. ("Rockyview" or the "Company") was prepared as of November 6, 2007 and should be read in conjunction with the unaudited interim consolidated financial statements for the three and nine months ended September 30, 2007, and the December 31, 2006 audited annual financial statements and related note disclosures. The December 31, 2006 audited consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles ("Canadian GAAP").

Non-GAAP Measurements - The terms "funds flow from operations", "funds flow", and "funds flow per share" and "operating netbacks" are not recognized measures under GAAP. Management believes that in addition to net earnings or income, funds flow is a useful supplemental measure as it provides an indication of the results generated by Rockyview's principal business activities before the consideration of how these activities are financed or how the results are taxed. Investors are cautioned, however, that this measure should not be construed as an alternative to net earnings or income determined in accordance with GAAP as an indication of Rockyview's performance. Rockyview's method of calculating funds flow may differ from other companies, especially those in other industries and accordingly may not be comparable to measures used by other companies. Rockyview calculates funds flow from operations as cash from operating activities before the change in non-cash working capital related to operating activities. Rockyview also uses operating netback as an indicator of operating performance. Operating netback is calculated on a per boe basis taking the sales price and deducting royalties, operating costs and realized hedging gains and losses.

BOE Presentation – The term "barrels of oil equivalent" ("BOE") may be misleading, particularly if used in isolation. A BOE conversion ratio of 6 mcf: 1 bbl is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. All BOE conversions in the report are derived by converting gas to oil in the ratio of 6 thousand cubic feet of gas to one barrel of oil.

Forward-Looking Statements – Statements in this MD&A contain forward–looking information including expectations of future production, expectations of future expenditures and capital costs, procurement of drilling permits, plans for and results of exploration, development and drilling activities and other operational developments and components of funds flow and earnings. Readers are cautioned that assumptions used in the preparation of such information may prove to be incorrect. Events or circumstances may cause actual results to differ materially from those predicted, as a result of numerous known and unknown risks, uncertainties, and other factors, many of which are beyond the control of the Company. These risks include, but are not limited to; operational risks in exploration, development and production of oil and gas and production risks associated with sour hydrocarbons, dependence on third party owned and operated production facilities, availability of skilled personnel and services, failure to obtain industry partner, actions by governmental authorities, regulatory and other third party consents and approvals, delays or changes in plans, risks associated with the uncertainty of reserve estimates, health and safety risks and the uncertainty of estimates and projections of reserves, production, costs and expenses. The risks outlined above should not be construed as exhaustive. Readers are cautioned not to place undue reliance on the forward-looking information. The Company undertakes no obligation to update or revise any forward-looking statements except as required by applicable securities laws.

Readers are further cautioned that the preparation of financial statements in accordance with Canadian generally accepted accounting principles ("GAAP") requires management to make certain judgements and estimates that affect the reported amounts of assets, liabilities, revenues and expenses. Estimating reserves is also critical to several accounting estimates and require judgements and decisions based upon available geological, geophysical, engineering and economic data. These estimates may change, having either a positive or negative effect on net income as further information becomes available, and as the economic environment changes.

OVERVIEW

Rockyview is an oil and gas exploration, development and production company, 95% weighted to natural gas. The Company's primary operating areas include the Wood River and Bittern Lake areas of central Alberta, the Thunder area of western Alberta and the Gordondale and Spirit River areas in the Peace River Arch, all in Alberta.

Summary

	Three months ended		Nine months ended	
	September 30 2007	September 30 2006	September 30 2007	September 30 2006
Production - boe per day	2,562	2,245	2,426	2,044
Revenues	$ 9,496,344	$ 7,681,428	$ 29,504,978	$ 23,259,407
Net loss	(1,246,303)	(1,157,630)	(2,890,925)	(1,009,939)
Net loss per share - basic and diluted	(0.05)	(0.06)	(0.12)	(0.05)
Funds from operations	5,033,113	3,432,373	15,172,918	10,638,818
Funds from operations - basic	0.21	0.18	0.62	0.55
Funds from operations - diluted	0.21	0.18	0.62	0.54
Operating netback - per boe	24.62	19.95	27.29	23.45
Capital expenditures - net	8,738,447	11,884,194	24,092,231	32,017,805
Bank loan	34,000,000	37,000,000	34,000,000	37,000,000
Working capital (deficiency)	893,654	(2,595,030)	893,654	(2,595,030)

The three months ended September 30, 2007 was a quarter highlighted by record production volumes as Rockyview continued to execute on its shallow gas drilling program. Production for the quarter averaged 2,562 boe per day and the Company exited the quarter at approximately 2,700 boe per day. In addition, the Company drilled 19 (15.0 net) wells during the quarter, including 10 (9.4 net) in the Horseshoe Canyon coals in central Alberta.

During the third quarter, the Company completed the drilling and completion phase of a very successful 2007 summer program in the Horseshoe Canyon coals. Tie-ins and pipelining are ongoing and the Company expects to add 300 boe per day of new production by the end of the fourth quarter.

Natural gas prices at AECO averaged $5.06 per mcf (2006 - $5.58 per mcf) during the third quarter, reflecting the overhang of natural gas storage on prices. Rockyview has developed a corporate hedging strategy to mitigate the negative impact of lower natural gas prices and provide pricing support for its capital expenditure program. For the fourth quarter of 2007, Rockyview has approximately 5,400 mcf per day hedged at a weighted average price of $7.90 per mcf.

PRODUCTION

	Three months ended			Nine months ended		
Average daily production volumes	Sept. 30 2007	Sept. 30 2006	Change %	Sept. 30 2007	Sept. 30 2006	Change %
Natural gas (mcf/d)	14,625	12,775	14%	13,853	11,529	20%
Light and medium crude oil (bbl/d)	67	48	40%	63	56	13%
NGLs (bbl/d)	57	68	-16%	55	66	-17%
Total (boe/d)	2,562	2,245	14%	2,426	2,044	19%

Production split						
Natural gas	95%	94%		95%	94%	
Crude oil and NGLs	5%	6%		5%	6%	

Production for the third quarter increased 14% to 2,562 boe per day from 2,245 boe per day in the same period in 2006. The increase reflects production volumes added from the Company's successful drilling program, less production declines. The full impact of production additions from Rockyview's 2007 summer drilling program will not be realized until the fourth quarter.

The Company's production in the third quarter was weighted 5% to crude oil and NGLs and 95% to natural gas.

COMMODITY PRICES

Average Benchmark Prices	Three months ended Sept. 30 2007	Sept. 30 2006	Change %	Nine months ended Sept. 30 2007	Sept. 30 2006	Change %
Natural gas						
NYMEX ($US/mmbtu)	6.24	6.18	1%	7.03	6.90	2%
AECO daily spot ($Cdn/mcf)	5.06	5.58	-9%	6.43	6.26	3%
Crude oil						
WTI ($US/bbl)	75.22	70.48	7%	66.22	68.15	-3%
Edmonton Par ($Cdn/bbl)	80.67	79.68	1%	73.65	76.02	-3%
Exchange rate ($US/$Cdn)	0.9562	0.8919	7%	0.9069	0.8832	3%
Average Realized Prices						
Natural gas - ($/mcf)	6.31	5.84	8%	7.13	6.58	8%
Crude oil - ($/bbl)	72.86	63.65	14%	64.61	62.79	3%
NGLs - ($/bbl)	61.49	60.82	1%	56.28	60.13	-6%

Natural gas prices at AECO weakened during the third quarter, as above-average natural gas injections into storage began to build levels above the 5 year average. At September 30, 2007, natural gas storage levels were 7.5% above the 5 year average, with record storage levels heading into the winter withdrawal season.

The average natural gas price received by Rockyview during the three months ended September 30, 2007 was 8% higher than the comparative quarter in 2006 and included the price received from natural gas commodity contracts. The Company expects natural gas prices to remain volatile into 2008. To mitigate this expected volatility, the Company actively pursued a hedging strategy in early 2007, locking in natural gas prices on approximately 37% of projected natural gas production volumes for 2007, at a weighted average price of $7.80 per mcf. The risk management program increased the average natural gas price received during the quarter by approximately $1.05 per mcf.

For the three months ended September 30, 2007, the West Texas Intermediate ("WTI") oil reference price averaged $US 75.22 per bbl (2006 - $US 70.48) and the $US/$Cdn exchange rate averaged 1.0452 ($Cdn 0.9562).

RISK MANAGEMENT ACTIVITIES

Rockyview has entered into physical natural gas commodity contracts as part of its risk management program to manage commodity price fluctuations. These are designed to ensure sufficient cash is generated to fund its capital program. The price on physical contracts will be recognized in earnings in the same period as the production revenue.

The following contracts were in place at September 30, 2007:

Time period	Commodity	Type of Contract	Daily Quantity Contracted (GJ)	Canadian Price ($Cdn/GJ)
January 2007 - December 2007	Natural gas	Physical swap	1,000	$7.50
February - December 2007	Natural gas	Physical swap	500	$6.65
February - December 2007	Natural gas	Physical swap	500	$6.80
February - December 2007	Natural gas	Physical swap	500	$6.96
March 2007 - December 2007	Natural gas	Physical swap	500	$7.77
April 2007 - October 2007	Natural gas	Physical swap	500	$7.55
April 2007 - October 2007	Natural gas	Physical swap	500	$7.60
April 2007 - October 2007	Natural gas	Physical swap	500	$7.88
April 2007 - October 2007	Natural gas	Physical swap	500	$7.20
April 2007 - October 2007	Natural gas	Physical swap	500	$7.43
May 2007 - October 2007	Natural gas	Physical swap	500	$7.81
November 2007 - March 2008	Natural gas	Physical swap	500	$8.63
November 2007 - March 2008	Natural gas	Physical swap	500	$9.04
November 2007 - March 2008	Natural gas	Physical collar	500	$7.50 - $11.00
November 2007 - March 2008	Natural gas	Physical collar	500	$7.50 - $10.86
November 2007 - March 2008	Natural gas	Physical collar	500	$7.50 - $11.20

The following contracts were entered into subsequent to September 30, 2007:

Time period	Commodity	Type of Contract	Daily Quantity Contracted (GJ)	Canadian Price ($Cdn/GJ)
January 2008 - December 2008	Natural gas	Physical swap	500	$6.68

The Company's operating cost management activities are exposed to fluctuations in the cost of electricity. At September 30, 2007, the Company had fixed price contracts for 1.5MW of electricity at prices of $76.00/MWh for the remainder of 2007 and $86.88/MWh for calendar 2008. During the third quarter of 2007, the cost of electricity averaged $92.00/MWh, resulting in a realized derivative gain during the quarter of $54,884. The combined net unrealized fair value of both contracts at September 30, 2007 is $(41,367) and is reflected on the balance sheet as a net liability.

PETROLEUM AND NATURAL GAS SALES

	Three months ended			Nine months ended		
	Sept. 30 2007	Sept. 30 2006	Change %	Sept. 30 2007	Sept. 30 2006	Change %
Natural gas	$ 8,484,363	$ 6,862,056	24%	$ 26,968,756	$ 20,716,154	30%
Crude oil	448,982	281,016	60%	1,107,916	957,922	16%
NGLs	323,237	381,737	-15%	842,925	1,086,216	-22%
Royalty and other income	239,762	156,619	53%	585,381	499,115	17%
Gross oil and gas revenue	9,496,344	7,681,428	24%	29,504,978	23,259,407	27%
Per boe	$ 40.29	$ 37.19	8%	$ 44.55	$ 41.69	7%

Revenues of $9.50 million ($40.29 per boe) for the three months ended September 30, 2007 (the "quarter") were 24% higher than the comparable quarter of $7.68 million ($37.19 per boe) and reflect the combination of an 8% increase in average natural gas price realizations and a 14% increase in production volumes.

ROYALTIES

	Three months ended			Nine months ended		
	Sept. 30 2007	Sept. 30 2006	Change %	Sept. 30 2007	Sept. 30 2006	Change %
Crown royalties	$ 834,899	$ 1,004,165	-17%	$ 3,499,485	$ 3,559,970	-2%
Freehold royalties	127,357	128,599	-1%	422,219	337,798	25%
Overriding royalties	158,995	187,824	-15%	617,671	701,638	-12%
Total royalties	$ 1,121,251	$ 1,320,588	-15%	$ 4,539,375	$ 4,599,406	-1%
% of oil and gas revenue	11.8%	17.2%		15.4%	19.8%	
Per boe	$ 4.76	$ 6.39	-26%	$ 6.85	$ 8.24	-17%

During the quarter ended September 30, 2007, royalties as a percentage of revenues decreased from the comparative period, as the Company's production continued to be weighted more to lower productivity natural gas wells which have lower royalty rates. In addition, the Company benefited from the first full quarter of gas cost allowance credits, reflecting its share of gas processing fees associated with crown volumes processed at the Company's facilities. These credits reflect the significant capital investment made by Rockyview in gathering and compression facilities during 2006. The Company expects to experience these lower royalty rates into the foreseeable future.

On October 25, 2007, the Alberta Government announced a change to the Alberta royalty regime effective January 1, 2009, following a review by the Alberta Royalty Review Panel. The impact of the proposed changes on Rockyview's shallow gas projects will be negligible at current prices. However, the effect of the proposed changes on more prolific wells may negatively impact the economics of future drilling. Overall, given the Company's portfolio of assets, the potential impact of the proposed royalty changes will be neutral to muted.

Effective January 1, 2007, the Alberta Government cancelled the Alberta Royalty Tax Credit ("ARTC") program. Crown royalties for the comparable period included a credit for $125,000 of ARTC.

OPERATING EXPENSES

	Three months ended			Nine months ended		
	Sept. 30 2007	Sept. 30 2006	Change %	Sept. 30 2007	Sept. 30 2006	Change %
Operating expense	$ 2,571,347	$ 2,241,639	15%	$ 6,896,126	$ 5,579,332	24%
Per boe	$ 10.91	$ 10.85	1%	$ 10.41	$ 10.00	4%

Operating expenses totalled $2,571,347 for the third quarter, or $10.91 per boe, a 1% increase from the comparable quarter in 2006. Included in this amount are costs relating to coil-tubing workover programs designed to improve well performance at Wood River and operating costs at Gordondale, a non-operated oil property that was shut-in throughout the third quarter for pipeline repairs and improvements. Operating costs at Gordondale totalled $84,500 for the quarter and added $0.36 per boe to operating costs. The operator is awaiting approval from the Alberta Energy Utilities Board to commence flowing production again through the pipeline.

OPERATING NETBACK

	Three months ended			Nine months ended		
($ per boe)	Sept. 30 2007	Sept. 30 2007	Change %	Sept. 30 2007	Sept. 30 2007	Change %
Revenues	$ 40.29	$ 37.19	8%	$ 44.55	$ 41.69	7%
Royalties	(4.76)	(6.39)	-26%	(6.85)	(8.24)	-17%
Operating expense	(10.91)	(10.85)	1%	(10.41)	(10.00)	4%
Operating netback	$ 24.62	$ 19.95	23%	$ 27.29	$ 23.45	16%

The operating netback for the three months ended September 30, 2007 was $24.62, 23% higher than the comparable quarter. The higher netback primarily reflects the 8% increase in natural gas prices and the 26% reduction in royalty expense from the third quarter of 2006.

The operating netback by product is as follows:

	Three months ended			Nine months ended		
	Sept. 30	Sept. 30	Change	Sept. 30	Sept. 30	Change
Conventional natural gas ($/mcf)	2007	2006	%	2007	2006	%
Revenues	$ 6.53	$ 5.97	9%	$ 7.30	$ 6.73	8%
Royalties	(0.65)	(1.02)	-36%	(1.24)	(1.41)	-12%
Operating expense	(2.09)	(2.08)	0%	(1.97)	(1.87)	5%
Operating netback	$ 3.79	$ 2.87	32%	$ 4.09	$ 3.45	19%
Coal bed methane gas ($/mcf)						
Revenues	$ 5.95	$ 5.45	9%	$ 6.83	$ 5.95	15%
Royalties	(0.79)	(0.99)	-20%	(0.85)	(0.99)	-14%
Operating expense	(1.20)	(1.16)	3%	(1.23)	(0.96)	28%
Operating netback	$ 3.96	$ 3.30	20%	$ 4.75	$ 4.00	19%
Light and medium crude oil ($/bbl)						
Revenues	$ 72.87	$ 63.65	14%	$ 64.61	$ 62.79	3%
Royalties	(10.62)	(4.46)	138%	(8.42)	(4.67)	80%
Operating expense	(36.51)	(16.85)	117%	(28.74)	(13.04)	120%
Operating netback	$ 25.74	$ 42.34	-39%	$ 27.45	$ 45.08	-39%
Natural gas liquids ($/bbl)						
Revenues	$ 61.48	$ 60.82	1%	$ 56.28	$ 60.13	-6%
Royalties	(19.82)	(22.53)	-12%	(16.97)	(20.55)	-17%
Operating expense	-	-	0%	-	-	0%
Operating netback	$ 41.66	$ 38.29	9%	$ 39.31	$ 39.58	-1%
Royalty income ($/boe)	$ 1.02	$ 0.76	34%	$ 0.88	$ 0.98	-10%
Total ($/boe)	$ 24.62	$ 19.95	23%	$ 27.29	$ 23.45	16%

GENERAL AND ADMINISTRATIVE EXPENSES

	Three months ended			Nine months ended		
	Sept. 30	Sept. 30	Change	Sept. 30	Sept. 30	Change
	2007	2006	%	2007	2006	%
General and administrative - gross	$ 1,122,335	$ 1,335,158	-16%	$ 3,927,941	$ 4,240,702	-7%
Capital and operating recoveries	(440,364)	(397,925)	11%	(1,210,514)	(1,092,430)	11%
Capitalized	(278,034)	(258,151)	8%	(1,114,094)	(856,369)	30%
General and administrative - net	$ 403,937	$ 679,082	-41%	$ 1,603,333	$ 2,291,903	-30%
Per boe	$ 1.71	$ 3.28	-48%	$ 2.42	$ 4.11	-41%

Gross general and administrative expenses for the three months ended September 30, 2007 totalled $1,122,335, 16% lower than the comparable quarter, reflecting a continued focus on cost control. The Company capitalized $278,034 (2006 - $258,151) of general and administrative costs associated with its exploration and development program, including $30,124 (2006 - $Nil) relating to stock based compensation. The increased portion of capitalized general and administrative costs, reflects an increasing focus on new conventional exploration and development projects. The market for skilled technical staff continues to be tight and labour compensation costs in the industry as a whole, continue to escalate. As a result, the Company expects general and administrative costs to trend higher.

STOCK BASED COMPENSATION

The Company accounts for stock based compensation using the fair value method for stock options. Under the fair value method, the Black-Scholes option pricing model was used to calculate the quarterly expense that is included in general and administrative costs in the statement of operations, over the vesting period of the options.

The total stock based compensation amount for the quarter ended September 30, 2007 totalled $73,740 (2006 - $256,981) and reflects the granting of 260,000 and cancelling of 256,167 stock options during that period. Of this amount, $30,124 (2006 - $NIL) was capitalized and $43,616 (2006 - $256,981) included in general and administrative expenses.

INTEREST EXPENSE

	Three months ended			Nine months ended		
	Sept. 30 2007	Sept. 30 2006	Change %	Sept. 30 2007	Sept. 30 2006	Change %
Interest expense	$ 486,698	$ 456,729	7%	$ 1,409,424	$ 1,025,314	37%
Per boe	$ 2.06	$ 2.21	-7%	$ 2.13	$ 1.84	16%

The bank loan balance at September 30, 2007 was $34.00 million, versus $37.00 million at the end of the comparable quarter.

DEPLETION, DEPRECIATION AND ACCRETION

	Three months ended			Nine months ended		
	Sept. 30 2007	Sept. 30 2006	Change %	Sept. 30 2007	Sept. 30 2006	Change %
Depletion and depreciation	$ 6,675,251	$ 4,751,101	40%	$ 18,757,065	$ 12,537,318	50%
Accretion	72,364	43,477	66%	207,388	122,684	69%
Total	$ 6,747,615	$ 4,794,578	41%	$ 18,964,453	$ 12,660,002	50%
Per boe	$ 28.63	$ 23.21	23%	$ 28.63	$ 22.69	26%

Depletion and depreciation per boe increased 23% for the three months ended September 30, 2007, from the same period in 2006. The increase is attributable to the higher cost associated with proved reserve additions, primarily through the acquisition of Espoir in 2006.

Depletion and depreciation for the quarter amounted to $6,675,251 ($28.32 per boe), compared to $23.00 per boe in the third quarter of 2006. The accretion of the asset retirement obligation for the quarter totalled $72,364 ($0.31 per boe), compared to $0.21 per boe in the comparable period.

INCOME TAXES

	Three months ended		Nine months ended	
	Sept. 30 2007	Sept. 30 2006	Sept. 30 2007	Sept. 30 2006
Current (recovery)	$ (86,665)	$ (229,945)	$ (86,665)	$ (241,319)
Future (recovery)	(607,251)	(423,613)	(1,066,109)	(1,645,292)
Total	$ (693,916)	$ (653,558)	$ (1,152,774)	$ (1,886,611)

The future income tax liability of $7.83 million reflects the difference between the book value and the tax value of the Company's assets. At September 30, 2007, the Company's tax pools and non-capital losses were approximately $125.0 million.

On October 30, 2007, the Federal Government announced a reduction in federal corporate income tax rates for the years 2008 through 2012, that will see the combined federal/Alberta corporate income tax rate decrease from 32.1% in 2007, to 25% in 2012.

FUNDS FLOW AND NET INCOME

Funds flow for the quarter ended September 30, 2007 was $5,033,113 (2006 - $3,432,373), or $0.21 per share basic and diluted (2006 - $0.18 basic and diluted). The increase in funds flow for the quarter reflects a 23% increase in operating netbacks, along with an 8% increase in production volumes from 2006.

Net loss for the third quarter was $1,246,303 ($0.05 basic and diluted), versus a net loss of $1,157,630 ($0.06 basic and diluted) for the comparative period in 2006, and reflects an increase in depletion and depreciation expense per boe.

SUMMARY OF QUARTERLY RESULTS

The following table highlights the Company's performance since inception on a quarterly basis:

	2007			2006			
	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Revenue	$ 9,496,344	$ 9,842,559	$10,166,075	$ 10,064,190	$ 7,681,428	$ 7,623,900	$ 7,954,079
Net income/(loss)	(1,246,303)	(970,678)	(673,944)	(12,668,133)	(1,157,630)	227,988	(80,297)
Per share - basic and diluted	(0.05)	(0.04)	(0.03)	(0.62)	(0.06)	0.01	(0.01)
Funds flow from operations	5,033,113	5,057,384	5,082,421	4,833,713	3,432,373	3,350,006	3,856,439
Per share - basic	0.21	0.21	0.21	0.24	0.18	0.17	0.21
Per share - diluted	0.21	0.21	0.21	0.24	0.18	0.17	0.20
Total assets	150,933,530	149,258,330	151,060,967	146,867,870	160,881,471	151,891,240	145,343,833
Bank loan	34,000,000	31,000,000	26,000,000	25,000,000	37,000,000	30,000,000	20,000,000

Revenues and funds flow from operations reflect the changes in production volumes and natural gas commodity pricing.

CAPITAL EXPENDITURES

Drilling Activity

	Three months ended September 30, 2007		Nine months ended September 30, 2007	
	Gross	Net	Gross	Net
Conventional gas	5.0	3.5	11.0	8.5
CBM	10.0	9.4	33.0	26.5
Crude oil	3.0	1.1	3.0	1.1
Dry and abandoned	1.0	1.0	4.0	2.7
Total	19.0	15.0	51.0	38.8

During the third quarter of 2007, the Company drilled one (1.0) unsuccessful Mannville test at Kneller in central Alberta, 4 (3.2 net) Belly River gas wells and 4 (3.4 net) Horseshoe Canyon CBM wells at Wood River in central Alberta, 6 (6.0 net) Horseshoe Canyon CBM wells at a new core area south of Wetaskiwin and 3 (1.1 net) light oil wells and one (0.3 net) deep natural gas well at Spirit River in the Peace River Arch.

The Wood River wells were tied-in and on production by the end of the third quarter. Pipelines are currently being constructed at Wetaskiwin to take the natural gas to Rockyview's compression facilities at Bittern Lake. The Company expects over 200 boe per day of production will be on at Wetaskiwin by the end of the fourth quarter.

At Spirit River, the cretaceous light oil wells are expected to add 50 boe per day of production by the middle of the fourth quarter, while the deep natural gas well came on at the end of October at a restricted rate of approximately 300 mcf per day net to Rockyview.

	Three months ended		Nine months ended	
	Sept. 30 2007	Sept. 30 2006	Sept. 30 2007	Sept. 30 2006
Corporate acquisition	$ -	$ -	$ -	$ 67,279,786
Property dispositions	(23,998)	-	(23,998)	(2,031,222)
Land and lease	401,673	466,585	1,358,098	2,952,624
Geological and geophysical	122,873	95,598	340,072	236,367
Drilling and completions	5,056,329	3,330,348	15,466,149	12,077,749
Equipment and facilities	2,894,533	7,725,521	5,793,608	15,832,966
Capitalized administrative	278,033	258,151	1,114,094	856,369
Office	9,004	7,991	44,208	61,730
Net capital expenditures	$ 8,738,447	$ 11,884,194	$ 24,092,231	$ 97,266,369

In the third quarter of 2007, the Company incurred total capital expenditures of $8.74 million (2006 - $11.88 million), focused primarily on the drilling and completion of Horseshoe Canyon CBM wells at Wood River and Wetaskiwin.

The Company records the fair value of future obligations associated with the retirement of long-lived tangible assets, such as well sites and facilities. Accounting for the recognition of this obligation results in an increase to the carrying value of these assets. This amount has been shown as the Company's asset retirement obligation.

LIQUIDITY AND CAPITAL RESOURCES

The change in the Company's bank debt for the three and nine months ended September 30 was as follows:

	Three months ended		Nine months ended	
	Sept. 30 2007	Sept. 30 2006	Sept. 30 2007	Sept. 30 2006
Sources:				
Funds from operations	$ 5,033,113	$ 3,432,373	$ 15,172,918	$ 10,638,818
Issue of common shares, net of costs	-	-	-	19,999
Change in cash and cash equivalents	20,635	(462,840)	290,738	4,422,287
	$ 5,053,748	$ 2,969,533	$ 15,463,656	$ 15,081,104
Uses:				
Additions to property, plant & equipment	$ 8,732,321	$ 11,884,194	$ 23,938,226	$ 32,017,805
Sale of oil and gas properties	(23,998)	-	(23,998)	(2,031,222)
Corporate acquisition	-	-	-	17,487,278
Change in non-cash working capital	(654,575)	(1,914,661)	549,428	4,607,243
	$ 8,053,748	$ 9,969,533	$ 24,463,656	$ 52,081,104
Increase in bank debt	$ 3,000,000	$ 7,000,000	$ 9,000,000	$ 37,000,000

At the end of the third quarter, the Company had drawn $34.0 million (2006 - $37.0 million) on its revolving extendible credit facility of $46.0 million. The facility may be drawn down or repaid at any time, but there are no scheduled repayment terms. If the facility is not renewed by August 6, 2008, outstanding advances become a term loan repayable on August 7, 2009.

Rockyview will typically utilize three sources of funding to finance its capital expenditure program: internally generated funds flow from operations, debt where deemed appropriate and new equity issues if available on favourable terms. When financing corporate acquisitions, the Company may also assume certain future liabilities. In addition, the Company may adjust its capital expenditure program depending on the commodity price outlook and further opportunities that may be identified.

OUTSTANDING SHARE DATA

On November 6 2007, there were 24,362,478 common shares outstanding, 892,272 outstanding warrants with an exercise price of $5.26 per share and 2,059,335 stock options with an average exercise price of $4.55 per share.

CONTRACTUAL OBLIGATIONS AND COMMITMENTS

The Company has contractual obligations in the normal course of operations including the purchase of assets and services, operating agreements, transportation commitments and sales commitments. These obligations are of a recurring and consistent nature and impact cash flow in an ongoing manner.

Rockyview leases office space through an arrangement deemed to be an operating lease for accounting purposes. As such, the Company is not required to record its lease obligation as a liability, nor does it record lease obligations as an asset.

GUARANTEES AND OFF-BALANCE SHEET ARRANGEMENTS

The Company has not entered into any off-balance sheet arrangements or guarantees.

DISCLOSURE CONTROLS AND PROCEDURES

The preparation of the MD&A is supported by a set of disclosure controls and procedures as at September 30, 2007. Disclosure controls and procedures have been designed to ensure that information required to be disclosed by the Corporation is accumulated and communicated to the Company's management as appropriate to allow timely decisions regarding required disclosure. The Company's Chief Executive Officer and Chief Financial Officer have concluded, based on their evaluation as of the end of the period covered by the Company's annual filings for the most recently completed financial period, that the Company's disclosure controls and procedures as of the end of such period are effective to provide reasonable assurance that material information related to the Company, including its consolidated subsidiaries, is made known to them by others within those entities.

INTERNAL CONTROLS OVER FINANCIAL REPORTING

Internal controls have been designed to provide reasonable assurance regarding the reliability of the Company's financial reporting and the preparation of financial statements together with the other financial information for external purposes in accordance with Canadian GAAP. The Company's Chief Executive Officer and Chief Financial Officer have designed, or caused to be designed under their supervision, internal controls over financial reporting related to the Company, including its consolidated subsidiaries.

The Company's Chief Executive Officer and Chief Financial Officer are required to cause the Company to disclose herein any change in the Company's internal control over financial reporting that occurred during the Company's most recent interim period that materially affected, or is reasonably likely to materially affect the Company's internal control over financial reporting. During 2006, Rockyview documented the design of internal controls over financial reporting and presented this documentation to the Audit Committee for its review. No material changes were identified in the Company's internal controls over financial reporting during the three months ended September 30, 2007, that had materially affected, or are reasonably likely to materially affect, the Company's internal controls over financial reporting.

It should be noted that a control system, including Rockyview's disclosure and internal controls and procedures, no matter how well designed, can provide only reasonable, but not absolute, assurance that the objectives of the control system will be met and it should not be expected that the disclosure and internal controls and procedures will prevent errors or fraud.

CRITICAL ACCOUNTING ESTIMATES

The Company's financial statements have been prepared in accordance with Canadian generally accepted accounting policies ("GAAP"). Certain accounting policies require management to make appropriate decisions with respect to the formulation of estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses. Rockyview's management review their estimates frequently; however, the emergence of new information and changed circumstances may result in actual results or changes to estimated amounts that differ materially from current estimates. Rockyview attempts to mitigate this risk by employing individuals with the appropriate skill set and knowledge to make reasonable estimates; developing internal control systems; and comparing past estimates to actual results.

The Company's financial and operating results include estimates on the following:

- Depletion, depreciation and accretion based on estimates of oil and gas reserves;
- Estimated revenues, operating expenses and royalties for which actual revenues and costs have not been received;
- Estimated capital expenditures on projects in progress;
- Estimated fair value of Espoir acquisition, including petroleum and natural gas properties and the determination of goodwill;
- Estimated fair value of asset retirement obligation including estimates of future costs and the timing of costs; and
- Estimated fair value of derivative contracts.

CHANGES IN ACCOUNTING POLICIES

Financial Instruments and Hedging Activities

Effective January 1, 2007, the Company adopted the Canadian Institute of Chartered Accountants ("CICA") Section 3855, "Financial Instruments – Recognition and Measurement", Section 3865, "Hedges", Section 1530, "Comprehensive Income" and Section 3861, "Financial Instruments – Disclosure and Presentation". These standards have been adopted prospectively. See Note 3 to the Consolidated Financial Statements.

OUTLOOK

The Company's 2007 drilling program was substantially complete at the end of the third quarter, leaving only pipeline construction and tie-ins for the balance of the year. The 2008 capital budget is being finalized and will be financed from cash flow and available lines of credit where necessary.

With successful drilling results and a prudent hedging strategy, Rockyview is well-positioned for a recovery in natural gas prices. Its seismically-driven and engineered inventory of shallow gas development locations and higher impact Mannville and deep exploration prospects in Central Alberta and the Peace River Arch respectively, will be drilled during 2008 and beyond. The Company expects to exit 2007 with daily production of 2,900 to 3,000 boe.

The Company's balance sheet will allow it to capitalize on additional drilling or acquisition opportunities as they arise.

ADDITIONAL INFORMATION

Additional information regarding the Company including Rockyview's annual information form is available on SEDAR at www.sedar.com or on Rockyview's website www.rockyviewenergy.com.

Consolidated Balance Sheet

(unaudited)

	September 30, 2007	December 31, 2006
ASSETS		
Current assets		
Cash	$ 633,493	$ 924,231
Accounts receivable	8,172,914	9,161,648
Other current assets	948,113	1,539,265
Derivative asset	10,930	22,995
	9,765,450	11,648,139
Property, plant and equipment (note 4)	141,168,080	135,219,731
	$ 150,933,530	$ 146,867,870
LIABILITIES		
Current liabilities		
Accounts payable and accrued liabilities	$ 8,829,958	$ 10,959,272
Derivative liability	41,838	-
	8,871,796	10,959,272
Derivative liability	10,459	-
Long-term debt (note 6)	34,000,000	25,000,000
Future income taxes	7,830,340	8,896,449
Asset retirement obligations (note 5)	3,967,377	3,316,274
	54,679,972	48,171,995
SHAREHOLDERS' EQUITY		
Share capital (note 7)	108,493,800	108,493,800
Warrants (note 7)	571,054	571,054
Contributed surplus (note 7)	1,662,843	1,214,235
Deficit	(14,474,139)	(11,583,214)
	96,253,558	98,695,875
	$ 150,933,530	$ 146,867,870

see accompanying notes to financial statements

Approved by the Board of Directors

"signed"
John Howard
Director

"signed"
Steve Cloutier
Director

Consolidated Statement of Operations and Comprehensive Loss and Deficit

(unaudited)

	Three months ended September 30 2007	Three months ended September 30 2006	Nine months ended September 30 2007	Nine months ended September 30 2006
REVENUE				
Petroleum and natural gas	$ 9,496,344	$ 7,681,428	$ 29,504,978	$ 23,259,407
Realized derivative gain (loss)	54,884	-	(71,604)	-
Unrealized derivative gain (loss)	(160,599)	-	(64,362)	-
Royalties expense	(1,121,251)	(1,320,588)	(4,539,375)	(4,599,406)
	8,269,378	6,360,840	24,829,637	18,660,001
EXPENSES				
Operating	2,571,347	2,241,639	6,896,126	5,579,332
General and administrative	403,937	679,082	1,603,333	2,291,903
Interest	486,698	456,729	1,409,424	1,025,314
Depletion, depreciation and accretion	6,747,615	4,794,578	18,964,453	12,660,002
	10,209,597	8,172,028	28,873,336	21,556,551
Net loss before income taxes	(1,940,219)	(1,811,188)	(4,043,699)	(2,896,550)
Current income tax expense (recovery)	(86,665)	(229,945)	(86,665)	(241,319)
Future income tax expense (recovery)	(607,251)	(423,613)	(1,066,109)	(1,645,292)
Net loss and comprehensive loss	(1,246,303)	(1,157,630)	(2,890,925)	(1,009,939)
Retained earnings (deficit), beginning of period	(13,227,836)	2,242,550	(11,583,214)	2,094,859
Retained earnings (deficit), end of period	$ (14,474,139)	$ 1,084,920	$ (14,474,139)	$ 1,084,920
Net loss per share - basic and diluted (note 7)	$ (0.05)	$ (0.06)	$ (0.12)	$ (0.05)

see accompanying notes to financial statements

Consolidated Statement of Cash Flows

(unaudited)

	Three months ended September 30		Nine months ended September 30	
	2007	2006	2007	2006
Cash flows from operating activities				
Net income (loss)	$ (1,246,303)	$ (1,157,630)	$ (2,890,925)	$ (1,009,939)
Items not affecting cash				
Depletion, depreciation and accretion	6,747,615	4,794,578	18,964,453	12,660,002
Stock based compensation expense	43,616	256,981	270,605	694,760
Future income taxes (recovery)	(607,251)	(423,613)	(1,066,109)	(1,645,292)
Unrealized derivative loss	160,599	-	64,362	-
Asset retirement expenditures	(65,163)	(37,943)	(169,468)	(60,713)
Funds flow from operations	5,033,113	3,432,373	15,172,918	10,638,818
Net change in non-cash working capital items	420,168	40,152	657,062	(54,881)
Net cash provided by operating activities	5,453,281	3,472,525	15,829,980	10,583,937
Cash flow from financing activities				
Issue of shares for cash upon exercise of warrants	-	-	-	19,999
Increase in bank loan	3,000,000	7,000,000	9,000,000	28,000,000
Net cash provided from financing activities	3,000,000	7,000,000	9,000,000	28,019,999
Cash flow from investing activities				
Acquisition of Espoir Exploration Corp.	-	-	-	(8,487,278)
Sale of oil and gas properties	23,998	-	23,998	2,031,222
Additions to property, plant and equipment	(8,732,321)	(11,884,194)	(23,938,226)	(32,017,805)
Changes in non-cash working capital - investing items	234,407	1,874,509	(1,206,490)	(4,552,362)
Net cash used in investing activities	(8,473,916)	(10,009,685)	(25,120,718)	(43,026,223)
Change in cash during the period	(20,635)	462,840	(290,738)	(4,422,287)
Cash and cash equivalents - beginning of period	654,128	1,063,399	924,231	5,948,426
Cash and cash equivalents - end of period	$ 633,493	$ 1,526,239	$ 633,493	$ 1,526,139
Supplemental information:				
Interest paid	$ 565,920	$ 539,790	$ 1,082,242	$ 1,125,430
Income taxes paid (refund)	$ (482,323)	$ -	$ (482,323)	$ 673,799

see accompanying notes to financial statements

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
September 30, 2007 (unaudited)

1. DESCRIPTION OF BUSINESS

Rockyview Energy Inc. ("Rockyview" or the "Company") is incorporated under the Business Corporations Act (Alberta) and is a public company listed on the Toronto Stock Exchange.

The principal business of the Company is the exploration for, exploitation, development and production of oil and natural gas reserves. All activity is conducted in Alberta in Western Canada and comprises a single business segment.

2. SIGNIFICANT ACCOUNTING POLICIES

The interim unaudited consolidated financial statements are stated in Canadian dollars and have been prepared by management in accordance with Canadian generally accepted accounting principles ("GAAP"). The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements, and the reported amounts of revenues and expenses during the period. Actual results could differ from these estimates. The interim unaudited consolidated financial statements have been prepared following the same accounting policies and methods of computation as the consolidated financial statements for the year ended December 31, 2006, other than changes in accounting policies in note 3. The disclosures provided below are incremental to those included in the annual financial statements. The interim unaudited consolidated financial statements should be read in conjunction with the annual financial statements and notes thereto in the Company's annual report for the year ended December 31, 2006.

3. CHANGES IN ACCOUNTING POLICIES

Financial Instruments and Hedging Activities

Effective January 1, 2007, the Company adopted the Canadian Institute of Chartered Accountants ("CICA") handbook section 1530 "Comprehensive Income," section 3251 "Equity," section 3855 "Financial Instruments – Recognition and Measurement" and section 3865 "Hedges". These standards result in changes in the accounting for financial instruments and hedges as well as introduce accumulated other comprehensive income ("AOCI") as a separate component of shareholders' equity. As required, these standards have been adopted prospectively and comparative amounts for the prior periods have not been restated.

(a) Comprehensive Income

Comprehensive income comprises net earnings or loss and other comprehensive income ("OCI"). OCI represents the change in equity for a period that arises from unrealized gain and losses on available-for-sale securities and changes in fair market value of derivative instruments designated as cash flow hedges. The Company does not currently have any OCI or AOCI.

(b) Equity

This section establishes the standards for presentation of equity and changes in equity during the period. It requires a separate presentation of changes in equity for the period arising from net income, OCI, contributed surplus, retained earnings, share capital and reserves. Accumulated OCI would be included in the consolidated balance sheet as a separate component of shareholders' equity.

(c) Financial Instruments

This section establishes standards for the recognition and measurement of financial instruments which comprises financial assets, financial liabilities, derivatives and non-financial derivatives.

A financial asset is cash or a contractual right to receive cash or another financial asset, including equity, from another party. A financial liability is the contractual obligation to deliver cash or another financial asset to another party.

A derivative is a financial instrument whose value changes in response to a specified variable, requires little or no net investment and is settled at a future date. An embedded derivative is a derivative that is part of a non-derivative contract and not directly related to that contract. Under this standard, embedded derivative must be accounted for as a separate financial instrument. A non-financial derivative is a contract that can be settled net in cash or another financial instrument.

Under this standard, all financial instruments are initially recorded at fair value and are subsequently accounted for based on one of four classifications: held for trading; held-to-maturity; loans and receivables; or, available-for-sale. The classification of a financial instrument depends on its characteristics and the purpose for which it was acquired. Fair values are based upon quoted market prices available from active markets or are otherwise determined using a variety of valuation techniques and models.

Under this standard, all guarantees upon inception are required to be recognized on the balance sheet at their fair value. No subsequent re-measurement is required to fair value each guarantee at each subsequent balance sheet date, unless the guarantee is considered a derivative.

(i) Held for trading

Held for trading financial instruments are financial assets or financial liabilities that are purchased with the intention of selling or repurchasing in the near term. Any financial instrument can be designated as held for trading as long as its fair value can be reliably measured. A derivative is classified as held for trading, unless designated as and considered an effective hedge. Held for trading instruments are recorded at fair value with any subsequent gains or losses from changes in fair value recorded directly into earnings.

(ii) Held-to-maturity

Held-to-maturity investments are financial assets with fixed or determinable payments and a fixed maturity that the Company has the intent and ability to hold to maturity. These financial assets are measured at amortized cost using the effective interest method. Any gains or losses arising from the sale of a held-to-maturity investment are recorded directly into earnings. All of the Company's cash and cash equivalents, short-term investments and long-term debt are designated as held-to-maturity investments.

(iii) Loans and receivables

Loans and receivables continue to be accounted for at amortized cost using the effective interest method. Any gains or losses on the realization of loans and receivables are recorded into earnings.

The fair value of accounts and other receivables and accounts payable and accrued liabilities approximate their carrying values due to the short-term nature of these instruments.

(iv) Available-for-sale

Available-for-sale assets are those financial assets that are not classified as held for trading, held-to-maturity or loans and receivables. Available-for-sale instruments are recorded at fair value. Any gains or losses arising from the change in fair value is recorded in OCI and upon the sale of the instrument or other than-temporary impairment, the cumulative gain or loss is transferred into earnings.

The Company has not designated any financial instruments as available-for-sale assets.

(v) Transaction costs

Transaction costs relating to all financial instruments will be expensed as incurred.

(d) Hedges

Hedge accounting is optional and the Company may not designate the hedging instrument as a hedge for accounting purposes. When hedge accounting is not applied, the change in fair value of the hedging instrument is recorded directly into earnings. The Company has chosen not to designate any of its current hedging instruments as hedges for the purpose of this section and has classified them as a held for trading asset and recorded the fair value of these instruments on the balance sheet.

To qualify for hedge accounting, the hedging relationship between the hedged item and the hedging instrument must be designated and formally documented at the inception of the contract. The documentation includes risk management policy, the relationship between the hedging instrument and the hedged item and whether or not the hedging relationship is effective in offsetting the changes associated with the hedged risk. Effectiveness must be tested on an ongoing basis throughout the life of the hedging relationship. Hedge accounting is discontinued if the hedging relationship is no longer considered effective or is terminated. The hedging relationship can either be measured as a cash flow hedge or a fair value hedge.

(i) Cash flow hedge

A cash flow hedge is a hedge of the exposure to the variability of the cash flows associated with a recognized asset, liability or forecasted transaction. The effective portion of the change in the fair value of a cash flow hedge is recognized in OCI while any ineffective portion is recognized into earnings. If hedge accounting is discontinued or the hedge is sold or terminated, the amounts in accumulated OCI are recorded into earnings during the periods when the variability in the cash flows of the hedged item affects earnings.

(ii) Fair value hedge

A fair value hedge is a hedge of the exposure to changes in fair value of a recognized asset, liability or an unrecognized firm commitment. Changes in the fair value of a fair value hedge are recorded directly into earnings along with the changes in the fair value of the associated assets or liabilities attributable to the hedged risk. If hedge accounting is discontinued, the carrying amount of the hedged item is amortized into earnings over the remaining term of the hedge.

4. PROPERTY, PLANT AND EQUIPMENT

	September 30, 2007	December 31, 2006
Petroleum and natural gas properties and equipment	$ 182,594,266	$ 157,933,059
Furniture and office equipment	355,486	311,279
	182,949,752	158,244,338
Accumulated depletion and depreciation	41,781,672	23,024,607
	$ 141,168,080	$ 135,219,731

During the third quarter, the Company capitalized $278,034 (2006 - $258,151) of general and administrative expenses related to development activities. As at September 30, 2007, the depletion calculation excluded unproved properties of $14.1 million (2006 - $11.4 million).

5. ASSET RETIREMENT OBLIGATIONS

The following table presents the reconciliation of the beginning and ending asset retirement obligation associated with the retirement of oil and gas properties:

	Three months ended		Nine months ended	
	Sept. 30, 2007	Sept. 30, 2006	Sept. 30, 2007	Sept. 30, 2006
Balance, beginning of period	$ 3,618,216	$ 2,173,846	$ 3,316,274	$ 997,315
Liabilities acquired (sold)	-	-	-	954,175
Liabilities incurred	341,959	165,225	613,182	331,144
Liabilities settled	(65,163)	(37,943)	(169,468)	(60,713)
Accretion expense	72,365	43,477	207,389	122,684
Balance, end of period	$ 3,967,377	$ 2,344,605	$ 3,967,377	$ 2,344,605

The total undiscounted amount of future cash flows required to settle the obligation at September 30, 2007 is $12.2 million (2006 - $9.7 million).

6. BANK LOAN

At September 30, 2007, the Company had drawn $34.0 million (2006 - $37.0 million) on its $46.0 million revolving extendible credit facility with a Canadian chartered bank. The facility may be drawn down or repaid at any time, but there are no scheduled repayment terms. Advances under this facility bear interest based on a sliding scale tied to the Company's debt-to-cash flow, from a minimum of the bank's prime rate to a maximum of the bank's prime rate plus 1.25%. Bankers' Acceptances bear a stamping fee between 0.95% and 2.25%. The credit facility is collateralized by a fixed and floating charge debenture on the Company's assets and a general security agreement.

7. SHARE CAPITAL

(a) Authorized:

An unlimited number of voting Common Shares; unlimited number of Preferred Shares issuable in one or more series.

(b) Issued

Common shares:

	September 30, 2007		December 31, 2006	
	Number	Amount	Number	Amount
Balance - beginning of period	24,364,378	$ 108,493,800	12,049,077	$ 48,797,413
Acquisition of Espoir	-	-	7,441,499	46,062,879
Issued for cash, net of costs	-	-	4,870,000	13,611,076
Issued on exercise of warrants	-	-	3,802	22,432
Balance - end of period	24,364,378	$ 108,493,800	24,364,378	$ 108,493,800

Warrants:	Number	Amount	Number	Amount
Balance - beginning of period	892,272	$ 571,054	896,074	$ 573,487
Exercised	-	-	(3,802)	(2,433)
Balance - end of period	892,272	$ 571,054	892,272	$ 571,054

Each whole Rockyview Warrant entitles the holder to acquire one Rockyview Share at an exercise price of $5.26. The Rockyview Warrants expire February 20, 2008.

(c) Stock Options

Pursuant to the stock option plan (the "Plan"), options may be granted to directors, officers, employees, consultants and service providers of the Company. The options vest evenly over 3 years, starting on the first anniversary of the grant date and expire after 5 years.

The following table sets forth a reconciliation of stock option plan activity:

	September 30, 2007		December 31, 2006	
Stock options:	Weighted Number of Options	Weighted Average Price	Weighted Number of Options	Weighted Average Price
Balance - beginning of period	1,874,835	$ 5.34	907,502	$ 4.86
Granted	712,667	2.96	1,057,333	5.80
Cancelled	(503,167)	5.26	(90,000)	5.98
Balance - end of period	2,084,335	$ 4.55	1,874,835	$ 5.34
Exercisable - end of period	702,890	$ 5.10	302,501	$ 4.86

The following table provides additional information on the stock options outstanding as at September 30, 2007:

Exercise Prices ($/share)	Number of Options	Weighted Average Exercise Price	Weighted Average Contractual Life	Options Exercisable
2.64 - 3.00	436,500	$ 2.67	4.8	-
3.01 - 4.00	300,000	3.51	4.3	33,333
4.01 - 5.00	694,169	4.74	2.7	451,668
5.01 - 6.00	503,666	5.97	3.3	167,889
6.01 - 6.30	150,000	6.22	3.4	50,000
3.00 - 6.30	2,084,335	$ 4.55	3.6	702,890

(d) Stock Based Compensation

Included in general and administrative costs is stock based compensation. The Company accounts for its stock based compensation plan using the fair value method. The fair value of each option is estimated on the date of grant using the Black-Scholes option pricing model. The fair value of options granted was estimated based on the following weighted average assumptions:

	Three months ended September 30		Nine months ended September 30	
	2007	2006	2007	2006
Risk free interest rate (%)	4.59	4.26	4.25	4.16
Expected life (years)	5.0	3.0	5.0	3.0
Expected volatility (%)	59.0	37.2	56.9	32.6

The fair value of options granted during the quarter was $1.43 per option to purchase one share.

(e) Contributed Surplus

	Amount
Balance - December 31, 2006	1,214,235
Stock based compensation expense (net)	448,608
Balance - September 30, 2007	1,662,843

(f) Earnings per share

The following table summarizes the common shares used in calculating net income per share:

	Three months ended		Nine months ended	
	September 30 2007	September 30 2006	September 30 2007	September 30 2006
Basic	24,364,378	19,494,378	24,364,378	19,193,020
Stock options	-	-	-	91,286
Warrants	-	-	-	285,307
Diluted	24,364,378	19,494,378	24,364,378	19,569,613

The calculation of diluted common shares excludes 2,084,335 (2006 – 1,874,835) stock options and 892,272 warrants at September 30, 2007.

8. FINANCIAL INSTRUMENTS

The Company's exposure under its financial instruments is limited to financial assets and liabilities, all of which are included in the financial statements. The fair values of financial assets and liabilities that are included in the balance sheet approximate their carrying amounts.

Substantially all of the Company's accounts receivable are with customers and joint venture partners in the oil and gas industry and are subject to normal credit risks.

The Company is exposed to foreign currency fluctuations as crude oil and natural gas prices are referenced to U.S. dollar denominated prices.

The Company is exposed to interest rate risk to the extent that bank debt is at a floating rate of interest.

The Company's operating cost management activities are exposed to fluctuations in the cost of electricity. At September 30, 2007, the Company had derivative contracts for 1.5MW of electricity, with fixed prices of $76.00/MWh for the remainder of 2007 and $86.88/MWh for calendar 2008.

The Company has a price risk management program whereby the commodity price associated with a portion of its future production is fixed. The Company sells forward a portion of its future production and enters into physical fixed price sale contracts with customers. The forward contracts are subject to market risk from fluctuating commodity prices and exchange rates. The contract price on physical contracts is recognized in earnings in the same period as the production revenue. As at September 30, 2007, the Company has fixed the price applicable to future production through the following contracts:

Time period	Commodity	Contract	Daily Volume (GJ)	$Cdn/GJ
January 2007 - December, 2007	Natural gas	Physical Swap	1,000	$ 7.50
February 2007 - December 2007	Natural gas	Physical Swap	500	$ 6.65
February 2007 - December 2007	Natural gas	Physical Swap	500	$ 6.80
February 2007 - December 2007	Natural gas	Physical Swap	500	$ 6.96
March 2007 - December 2007	Natural gas	Physical Swap	500	$ 7.77
April 2007 - October 2007	Natural gas	Physical Swap	500	$ 7.55
April 2007 - October 2007	Natural gas	Physical Swap	500	$ 7.60
April 2007 - October 2007	Natural gas	Physical Swap	500	$ 7.88
April 2007 - October 2007	Natural gas	Physical Swap	500	$ 7.20
April 2007 - October 2007	Natural gas	Physical Swap	500	$ 7.43
May 2007 - October 2007	Natural gas	Physical Swap	500	$ 7.81
November 2007 - March 2008	Natural gas	Physical Swap	500	$ 8.63
November 2007 - March 2008	Natural gas	Physical Swap	500	$ 9.04
November 2007 - March 2008	Natural gas	Physical Collar	500	$7.50 - $11.00
November 2007 - March 2008	Natural gas	Physical Collar	500	$7.50 - $10.86
November 2007 - March 2008	Natural gas	Physical Collar	500	$7.50 - $11.20

Subsequent to September 30, 2007, the Company entered into the following contracts:

Time period	Commodity	Contract	Daily Volume (GJ)	$Cdn/GJ
January 2008 - December 2008	Natural gas	Physical swap	500	$6.68

9. COMPARATIVES

The comparatives on the balance sheet for future income taxes have been reclassified to comply with current accounting standards.

READER ADVISORY

BOEs may be misleading, particularly if used in isolation. A BOEe conversion ratio of six mcf to one bbl is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

Statements in this news release contain forward-looking information including expectations of future production, expectations of future expenditures and capital costs, procurement of drilling permits, plans for and results of exploration, development and drilling activities and other operational developments and components of funds flow and earnings. Readers are cautioned that assumptions used in the preparation of such information may prove to be incorrect. Events or circumstances may cause actual results to differ materially from those predicted, as a result of numerous known and unknown risks, uncertainties, and other factors, many of which are beyond the control of the Company. These risks include, but are not limited to; the risks associated with the oil and gas industry, commodity prices, and exchange rate changes. Industry related risks include, but are not limited to; operational risks in exploration, development and production of oil and gas and production risks associated with sour hydrocarbons, dependence on third party owned and operated production facilities, availability of skilled personnel and services, failure to obtain industry partner, actions by governmental authorities, regulatory and other third party consents and approvals, delays or changes in plans, risks associated with the uncertainty of reserve estimates, health and safety risks and the uncertainty of estimates and projections of reserves, production, costs and expenses. The risks outlined above should not be construed as exhaustive. Readers are cautioned not to place undue reliance on this forward-looking information. The Company undertakes no obligation to update or revise any forward-looking statements except as required by applicable securities laws.

Readers are further cautioned that the preparation of financial statements in accordance with Canadian generally accepted accounting principles ("GAAP") requires management to make certain judgments and estimates that affect the reported amounts of assets, liabilities, revenues and expenses. Estimating reserves is also critical to several accounting estimates and requires judgments and decisions based upon available geological, geophysical, engineering and economic data. These estimates may change, having either a negative or positive effect on net earnings as further information becomes available, and as the economic environment changes.

The terms "funds flow from operations", "funds flow", and "funds flow per share" and "operating netbacks" are not recognized measures under GAAP. Management believes that in addition to net earnings or income, funds flow is a useful supplemental measure as it provides an indication of the results generated by Rockyview's principal business activities before the consideration of how these activities are financed or how the results are taxed. Investors are cautioned, however, that this measure should not be construed as an alternative to net earnings or income determined in accordance with GAAP as an indication of Rockyview's performance. Rockyview's method of calculating funds flow may differ from other companies, especially those in other industries and accordingly may not be comparable to measures used by other companies. Rockyview calculates funds flow from operations as cash from operating activities before the change in non-cash working capital related to operating activities. Rockyview also uses operating netback as an indicator of operating performance. Operating netback is calculated on a per boe basis taking the sales price and deducting royalties, operating costs, transportation costs and realized hedging gains and losses.

ADDITIONAL INFORMATION
Additional information regarding the Company including Rockyview's annual information form is available on SEDAR at www.sedar.com or on Rockyview's website www.rockyviewenergy.com.

FOR FURTHER INFORMATION PLEASE CONTACT:

Rockyview Energy Inc.
Steve Cloutier
President & C.E.O.
(403) 538-5000
(403) 538-5050 (FAX)

OR

Rockyview Energy Inc.
Alan MacDonald
Vice President, Finance & C.F.O.
(403) 538-5000
(403) 538-5050 (FAX)

Website: www.rockyviewenergy.com

The Toronto Stock Exchange has neither approved nor disapproved of the contents of this news release.

Rockyview Energy


Q32007

TSX: RVE

For the nine months ended September 30, 2007

PRESIDENT'S MESSAGE

Rockyview Energy Inc. ("Rockyview" or the "Company") is pleased to present its operating and financial results for the three and nine months ended September 30, 2007.

HIGHLIGHTS

- Increased production volumes for the quarter to a record 2,562 boe per day.
- Drilled 19 (15.0 net) wells during the quarter with a 94% success rate, including a deep natural gas discovery at Spirit River in the Peace River Arch.
- Experienced a 15% reduction in drilling and completion costs.
- Experienced a $1.05 per mcf increase in the realized price of natural gas as a result of an effective risk management program.

CENTRAL ALBERTA

Rockyview continued to successfully develop its extensive inventory of low risk Horseshoe Canyon and Belly River locations in Central Alberta. During the third quarter, eight field extension locations were drilled in the Wood River area and are being tied into existing infrastructure. These locations have extended the pool boundary at Wood River to the north and west and will allow for further development. Production rates in these new wells have exceeded expectations. A new Horseshoe Canyon shallow gas project south of Wetaskiwin is currently being developed. Six wells were drilled during the third quarter following the successful recompletion of three cased wellbores in the first half of 2007. These wells have tested at an average rate in excess of 400 mcf per day, which is the highest average test rate experienced by Rockyview for Horseshoe Canyon gas. These nine 100% owned wells will be tied into the Company's existing Bittern Lake gathering and compression facilities and will be on production towards the end of the fourth quarter. These wells will add an expected 200 to 300 boe per day depending upon facility capacity. The Company has 7 additional locations in this area that will be drilled in early 2008.

The Company cased and completed two basal Mannville gas wells in Central Alberta, one of which has been tied-in. Rockyview is evaluating tie-in options on the other completed well.

Rockyview tied-in 17 shallow gas wells from its first half drilling program into its Wood River gathering system during the third quarter, adding approximately 300 boe per day. Four shallow gas wells were also tied into the Bittern facility via a gathering system expansion, adding approximately 150 boe per day. This expansion will facilitate the easy tie-in of future development locations.

Activity in Central Alberta continues to focus predominantly on shallow gas opportunities, where Rockyview is experiencing strong drilling results and seeing an improvement in capital costs. In aggregate, Horseshoe Canyon coalbed methane wells drilled by the Company during the third quarter commence production at an average rate in excess of 200 mcf per day versus a risked rate of 112 mcf per day. Relative to 2006, Rockyview is seeing a reduction of 15% in the total well cost for a Horseshoe Canyon well. The Company's 2006 infrastructure investments, which included the installation of 3,600 horsepower of com-

pression, have significantly improved the capital returns in this area. Rockyview now owns and operates sufficient gathering, compression and processing infrastructure in Central Alberta to accommodate the majority of its identified 2008 development drilling opportunities, thus significantly improving incremental economics.

Rockyview continues to expand its exploration portfolio in Central Alberta and has seismically identified and acquired land on five lower Mannville prospects in the greater Watelet area. This area continues to be a strong focus for the Company due to its exploration success.

The Company is also monitoring increased development activity in the Upper Mannville coalbed methane play in Central Alberta. Rockyview's strategy is to preserve its net 35 sections of Upper Mannville CBM rights until such time as technology and economics of this large resource play are well established. The Company will develop this high-impact resource at the appropriate opportunity. Rockyview's acreage is immediately adjacent to lands currently being developed by several large CBM operators, with well established experience in horizontal drilling in the Upper Mannville coal seams.

Current production from the area amounts to 2,050 boe per day, 98% of which is natural gas.

PEACE RIVER ARCH

Rockyview continued its successful exploration program in this prolific, multi-zone area during the third quarter. The Company followed up on a cretaceous light oil discovery at Spirit River during the second quarter by drilling three (1.1 net) additional oil wells. These wells have demonstrated gross production rates of approximately 70 bbl per day per well. Up to 8 more wells may be drilled in 2008 following a 3D seismic shoot to be undertaken in the fourth quarter.

The Company also operated the drilling of a deep natural gas discovery in the Spirit River area that was developed with extensive seismic coverage. This well was placed on production in late October at an initial rate of approximately 800 (300 net) mcf per day. Encouraged by this success, Rockyview plans to drill at least one offset location in early 2008.

The Company participated in the completion of a high rate Triassic gas well in the Farmington area. This well is part of a joint venture farmout which has resulted in 3 successful wells in the area and will be tied-in during the fourth quarter. Two additional wells will be drilled prior to year-end, one deep test at Farmington and one Triassic test at Gordondale.

Current production from the Peace River Arch is approximately 150 boe per day, 81% of which is natural gas.

WESTERN ALBERTA

During the quarter, the Company tied-in a successful Nordegg gas well that was completed during the second quarter. The well is currently producing approximately 600 mcf per day.

Activity in Western Alberta continued to focus on targets in the Mannville and Nordegg formations. While focus has been on these conventional horizons, Rockyview holds interests in 10 sections of land that are prospective for CBM in the Upper Mannville formation. Rockyview has entered into a farmout agreement with a key industry player who has committed to drill an Upper Mannville CBM well by April 1, 2008. Rockyview will be entitled to all the technical data. The Company's acreage is proximal to the greater Corbett Creek area, which has been the centre of this play.

Current production from this area is approximately 500 boe per day, 99% of which is natural gas.

HEDGING PROGRAM

During the third quarter, the Company's risk management program increased the average price received for natural gas by $1.05 per mcf.

The Company has 5,400 mcf per day (34%) of natural gas hedged during the fourth quarter at an average price of $7.90 per mcf, and 2,800 mcf per day (18%) hedged during the first quarter of 2008 at an average price of $8.22 per mcf. Rockyview will continue to monitor the commodity markets for additional hedging opportunities for 2008.

OUTLOOK

The Company is currently in the process of finalizing its 2008 capital budget, which is expected to total between $25 and $30 million, depending on natural gas prices. Funding for the capital program will come from cash flow and debt. Rockyview expects to be drawn approximately $32 million at the end of 2007 on its $46 million facility.

"signed"
Steve Cloutier
President & Chief Executive Officer

FINANCIAL REVIEW & OPERATING HIGHLIGHTS

	Three months ended Sept. 30		Nine months ended Sept. 30	
	2007	2006	**2007**	2006
FINANCIAL ($)				
Revenue before royalties	**9,496,344**	7,681,428	**29,504,978**	23,259,407
Net loss	**(1,246,303)**	(1,157,630)	**(2,890,925)**	(1,009,939)
Per share - basic	**(0.05)**	(0.06)	**(0.12)**	(0.05)
Per share - diluted	**(0.05)**	(0.06)	**(0.12)**	(0.05)
Funds flow from operations	**5,033,113**	3,432,373	**15,172,918**	10,638,818
Per share - basic	**0.21**	0.18	**0.62**	0.55
Per share - diluted	**0.21**	0.18	**0.62**	0.54
Total assets	**150,933,530**	160,881,471	**150,933,530**	160,881,471
Working capital (deficiency)	**893,654**	(2,595,030)	**893,654**	(2,595,030)
Bank loan	**34,000,000**	37,000,000	**34,000,000**	37,000,000
Corporate acquisitions	**–**	–	**–**	67,279,786
Capital expenditures - net	**8,738,447**	11,884,194	**24,092,231**	32,017,805
Market				
Shares outstanding				
End of period	**24,364,378**	19,494,378	**24,364,378**	19,494,378
Weighted average - basic	**24,364,378**	19,494,378	**24,364,378**	19,193,020
Weighted average - diluted	**24,364,378**	19,494,378	**24,364,378**	19,569,612
OPERATIONS				
Average daily production				
Natural gas (mcf/d)	**14,625**	12,775	**13,853**	11,529
Light and medium oil (bbl/d)	**67**	48	**63**	56
NGLs (bbl/d)	**57**	68	**55**	66
Total (boe/d)	**2,562**	2,245	**2,426**	2,044
Average wellhead prices				
Natural gas ($/mcf)	**6.31**	5.84	**7.13**	6.58
Light and medium oil ($/bbl)	**72.86**	63.65	**64.61**	62.79
NGLs ($/bbl)	**61.49**	60.82	**56.28**	60.13
Average ($/boe)	**39.28**	36.43	**43.66**	40.80
Operating netback ($/boe)	**24.62**	19.95	**27.29**	23.45

MANAGEMENT'S DISCUSSION AND ANALYSIS

This management, discussion and analysis ("MD&A") for Rockyview Energy Inc. ("Rockyview" or the "Company") was prepared as of November 6, 2007 and should be read in conjunction with the unaudited interim consolidated financial statements for the three and nine months ended September 30, 2007, and the December 31, 2006 audited annual financial statements and related note disclosures. The December 31, 2006 audited consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles ("Canadian GAAP").

Non-GAAP Measurements - *The terms "funds flow from operations", "funds flow", and "funds flow per share" and "operating netbacks" are not recognized measures under GAAP. Management believes that in addition to net earnings or income, funds flow is a useful supplemental measure as it provides an indication of the results generated by Rockyview's principal business activities before the consideration of how these activities are financed or how the results are taxed. Investors are cautioned, however, that this measure should not be construed as an alternative to net earnings or income determined in accordance with GAAP as an indication of Rockyview's performance. Rockyview's method of calculating funds flow may differ from other companies, especially those in other industries and accordingly may not be comparable to measures used by other companies. Rockyview calculates funds flow from operations as cash from operating activities before the change in non-cash working capital related to operating activities. Rockyview also uses operating netback as an indicator of operating performance. Operating netback is calculated on a per boe basis taking the sales price and deducting royalties, operating costs and realized hedging gains and losses.*

BOE Presentation – *The term "barrels of oil equivalent" ("BOE") may be misleading, particularly if used in isolation. A BOE conversion ratio of 6 mcf: 1 bbl is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. All BOE conversions in the report are derived by converting gas to oil in the ratio of 6 thousand cubic feet of gas to one barrel of oil.*

Forward-Looking Statements – *Statements in this MD&A contain forward-looking information including expectations of future production, expectations of future expenditures and capital costs, procurement of drilling permits, plans for and results of exploration, development and drilling activities and other operational developments and components of funds flow and earnings. Readers are cautioned that assumptions used in the preparation of such information may prove to be incorrect. Events or circumstances may cause actual results to differ materially from those predicted, as a result of numerous known and unknown risks, uncertainties, and other factors, many of which are beyond the control of the Company. These risks include, but are not limited to; operational risks in exploration, development and production of oil and gas and production risks associated with sour hydrocarbons, dependence on third party owned and operated production facilities, availability of skilled personnel and services, failure to obtain industry partner, actions by governmental authorities, regulatory and other third party consents and approvals, delays or changes in plans, risks associated with the uncertainty of reserve estimates, health and safety risks and the uncertainty of estimates and projections of reserves, production, costs and expenses. The risks outlined above should not be construed as exhaustive. Readers are cautioned not to place undue reliance on the forward-looking information. The Company undertakes no obligation to update or revise any forward-looking statements except as required by applicable securities laws.*

Readers are further cautioned that the preparation of financial statements in accordance with Canadian generally accepted accounting principles ("GAAP") requires management to make certain judgements and estimates that affect the reported amounts of assets, liabilities, revenues and expenses. Estimating reserves is also critical to several accounting estimates and require judgements and decisions based upon available geological, geophysical, engineering and economic data. These estimates may change, having either a positive or negative effect on net income as further information becomes available, and as the economic environment changes.

OVERVIEW

Rockyview is an oil and gas exploration, production and development company, 95% weighted to natural gas. The Company's primary operating areas include the Wood River and Bittern Lake areas of central Alberta, the Thunder area of western Alberta and the Gordondale and Spirit River areas in the Peace River Arch, all in Alberta.

Summary	Three months ended		Nine months ended	
	September 30 2007	September 30 2006	**September 30 2007**	September 30 2006
Production - boe per day	**2,562**	2,245	**2,426**	2,044
Revenues	**$ 9,496,344**	$ 7,681,428	**$ 29,504,978**	$ 23,259,407
Net loss	**(1,246,303)**	(1,157,630)	**(2,890,925)**	(1,009,939)
Net loss per share - basic and diluted	**(0.05)**	(0.06)	**(0.12)**	(0.05)
Funds from operations	**5,033,113**	3,432,373	**15,172,918**	10,638,818
Funds from operations - basic	**0.21**	0.18	**0.62**	0.55
Funds from operations - diluted	**0.21**	0.18	**0.62**	0.54
Operating netback - per boe	**24.62**	19.95	**27.29**	23.45
Capital expenditures - net	**8,738,447**	11,884,194	**24,092,231**	32,017,805
Bank loan	**34,000,000**	37,000,000	**34,000,000**	37,000,000
Working capital (deficiency)	**893,654**	(2,595,030)	**893,654**	(2,595,030)

The three months ended September 30, 2007 was a quarter highlighted by record production volumes as Rockyview continued to execute on its shallow gas drilling program. Production for the quarter averaged 2,562 boe per day and the Company exited the quarter at approximately 2,700 boe per day. In addition, the Company drilled 19 (15.0 net) wells during the quarter, including 10 (9.4 net) in the Horseshoe Canyon coals in central Alberta.

During the third quarter, the Company completed the drilling and completion phase of a very successful 2007 summer program in the Horseshoe Canyon coals. Tie-ins and pipelining are ongoing and the Company expects to add 300 boe per day of new production by the end of the fourth quarter.

Natural gas prices at AECO averaged $5.06 per mcf (2006 - $5.58 per mcf) during the third quarter, reflecting the overhang of natural gas storage on prices. Rockyview has developed a corporate hedging strategy to mitigate the negative impact of lower natural gas prices and provide pricing support for its capital expenditure program. For the fourth quarter of 2007, Rockyview has approximately 5,400 mcf per day hedged at a weighted average price of $7.90 per mcf.

PRODUCTION

	Three months ended			Nine months ended		
Average daily production volumes	**Sept. 30 2007**	Sept. 30 2006	Change %	**Sept. 30 2007**	Sept. 30 2006	Change %
Natural gas (mcf/d)	**14,625**	12,775	14%	**13,853**	11,529	20%
Light and medium crude oil (bbl/d)	**67**	48	40%	**63**	56	13%
NGLs (bbl/d)	**57**	68	-16%	**55**	66	-17%
Total (boe/d)	**2,562**	2,245	14%	**2,426**	2,044	19%
Production split						
Natural gas	**95%**	94%		**95%**	94%	
Crude oil and NGLs	**5%**	6%		**5%**	6%	

Production for the third quarter increased 14% to 2,562 boe per day from 2,245 boe per day in the same period in 2006. The increase reflects production volumes added from the Company's successful drilling program, less production declines. The full impact of production additions from Rockyview's 2007 summer drilling program will not be realized until the fourth quarter.

The Company's production in the third quarter was weighted 5% to crude oil and NGLs and 95% to natural gas.

COMMODITY PRICES

	Three months ended			Nine months ended		
Average Benchmark Prices	**Sept. 30 2007**	Sept. 30 2006	% Change	**Sept. 30 2007**	Sept. 30 2006	% Change
Natural gas						
NYMEX ($US/mmbtu)	**6.24**	6.18	1%	**7.03**	6.90	2%
AECO daily spot ($Cdn/mcf)	**5.06**	5.58	-9%	**6.43**	6.26	3%
Crude oil						
WTI ($US/bbl)	**75.22**	70.48	7%	**66.22**	68.15	-3%
Edmonton Par ($Cdn/bbl)	**80.67**	79.68	1%	**73.65**	76.02	-3%
Exchange rate ($US/$Cdn)	**0.9562**	0.8919	7%	**0.9069**	0.8832	3%
Average Realized Prices						
Natural gas - ($/mcf)	**6.31**	5.84	8%	**7.13**	6.58	8%
Crude oil - ($/bbl)	**72.86**	63.65	14%	**64.61**	62.79	3%
NGLs - ($/bbl)	**61.49**	60.82	1%	**56.28**	60.13	-6%

Natural gas prices at AECO weakened during the third quarter, as above-average natural gas injections into storage began to build levels above the 5 year average. At September 30, 2007, natural gas storage levels were 7.5% above the 5 year average, with record storage levels heading into the winter withdrawal season.

The average natural gas price received by Rockyview during the three months ended September 30, 2007 was 8% higher than the comparative quarter in 2006 and included the price received from natural gas commodity contracts. The Company expects natural gas prices to remain volatile into 2008. To mitigate this expected volatility, the Company actively pursued a hedging strategy in early 2007, locking in natural gas prices on approximately 37% of projected natural gas production volumes for 2007, at a weighted average price of $7.80 per mcf. The risk management program increased the average natural gas price received during the quarter by approximately $1.05 per mcf.

For the three months ended September 30, 2007, the West Texas Intermediate ("WTI") oil reference price averaged $US 75.22 per bbl (2006 - $US 70.48) and the $US/$Cdn exchange rate averaged 1.0452 ($Cdn 0.9562).

RISK MANAGEMENT ACTIVITIES

Rockyview has entered into physical natural gas commodity contracts as part of its risk management program to manage commodity price fluctuations. These are designed to ensure sufficient cash is generated to fund its capital program. The price on physical contracts will be recognized in earnings in the same period as the production revenue.

The following contracts were in place at September 30, 2007:

Time period	Commodity	Type of Contract	Daily Quantity Contracted (GJ)	Canadian Price ($Cdn/GJ)
January 2007 - December 2007	Natural gas	Physical swap	1,000	$7.50
February - December 2007	Natural gas	Physical swap	500	$6.65
February - December 2007	Natural gas	Physical swap	500	$6.80
February - December 2007	Natural gas	Physical swap	500	$6.96
March 2007 - December 2007	Natural gas	Physical swap	500	$7.77
April 2007 - October 2007	Natural gas	Physical swap	500	$7.55
April 2007 - October 2007	Natural gas	Physical swap	500	$7.60
April 2007 - October 2007	Natural gas	Physical swap	500	$7.88
April 2007 - October 2007	Natural gas	Physical swap	500	$7.20
April 2007 - October 2007	Natural gas	Physical swap	500	$7.43
May 2007 - October 2007	Natural gas	Physical swap	500	$7.81
November 2007 - March 2008	Natural gas	Physical swap	500	$8.63
November 2007 - March 2008	Natural gas	Physical swap	500	$9.04
November 2007 - March 2008	Natural gas	Physical collar	500	$7.50 - $11.00
November 2007 - March 2008	Natural gas	Physical collar	500	$7.50 - $10.86
November 2007 - March 2008	Natural gas	Physical collar	500	$7.50 - $11.20

The following contracts were entered into subsequent to September 30, 2007:

Time period	Commodity	Type of Contract	Daily Quantity Contracted (GJ)	Canadian Price ($Cdn/GJ)
January 2008 - December 2008	Natural gas	Physical swap	500	$6.68

The Company's operating cost management activities are exposed to fluctuations in the cost of electricity. At September 30, 2007, the Company had fixed price contracts for 1.5MW of electricity at prices of $76.00/MWh for the remainder of 2007 and $86.88/MWh for calendar 2008. During the third quarter of 2007, the cost of electricity averaged $92.00/MWh, resulting in a realized derivative gain during the quarter of $54,884. The combined net unrealized fair value of both contracts at September 30, 2007 is $(41,367) and is reflected on the balance sheet as a net liability.

PETROLEUM AND NATURAL GAS SALES

	Three months ended			Nine months ended		
	Sept. 30 2007	Sept. 30 2006	Change %	**Sept. 30 2007**	Sept. 30 2006	Change %
Natural gas	**$ 8,484,363**	$ 6,862,056	24%	**$ 26,968,756**	$ 20,716,154	30%
Crude oil	**448,982**	281,016	60%	**1,107,916**	957,922	16%
NGLs	**323,237**	381,737	-15%	**842,925**	1,086,216	-22%
Royalty and other income	**239,762**	156,619	53%	**585,381**	499,115	17%
Gross oil and gas revenue	**9,496,344**	7,681,428	24%	**29,504,978**	23,259,407	27%
Per boe	**$40.29**	$37.19	8%	**$44.55**	$41.69	7%

Revenues of $9.50 million ($40.29 per boe) for the three months ended September 30, 2007 (the "quarter") were 24% higher than the comparable quarter of $7.68 million ($37.19 per boe) and reflect the combination of an 8% increase in average natural gas price realizations and a 14% increase in production volumes.

ROYALTIES

	Three months ended			Nine months ended		
	Sept. 30 2007	Sept. 30 2006	Change %	**Sept. 30 2007**	Sept. 30 2006	Change %
Crown royalties	**$ 834,899**	$ 1,004,165	-17%	**$ 3,499,485**	$ 3,559,970	-2%
Freehold royalties	**127,357**	128,599	-1%	**422,219**	337,798	25%
Overriding royalties	**158,995**	187,824	-15%	**617,671**	701,638	-12%
Total royalties	**$ 1,121,251**	$ 1,320,588	-15%	**$ 4,539,375**	$ 4,599,406	-1%
% of oil and gas revenue	**11.8%**	17.2%		**15.4%**	19.8%	
Per boe	**$4.76**	$6.39	-26%	**$6.85**	$8.24	-17%

During the quarter ended September 30, 2007, royalties as a percentage of revenues decreased from the comparative period, as the Company's production continued to be weighted more to lower productivity natural gas wells which have lower royalty rates. In addition, the Company benefited from the first full quarter of gas cost allowance credits, reflecting its share of gas processing fees associated with crown volumes processed at the Company's facilities. These credits reflect the significant capital investment made by Rockyview in gathering and compression facilities during 2006. The Company expects to experience these lower royalty rates into the foreseeable future.

On October 25, 2007, the Alberta Government announced a change to the Alberta royalty regime effective January 1, 2009, following a review by the Alberta Royalty Review Panel. The impact of the proposed changes on Rockyview's shallow gas projects will be negligible at current prices. However, the effect of the proposed changes on more prolific wells may negatively impact the economics of future drilling. Overall, given the Company's portfolio of assets, the potential impact of the proposed royalty changes will be neutral to muted.

Effective January 1, 2007, the Alberta Government cancelled the Alberta Royalty Tax Credit ("ARTC") program. Crown royalties for the comparable period included a credit for $125,000 of ARTC.

OPERATING EXPENSES

	Three months ended			Nine months ended		
	Sept. 30 2007	Sept. 30 2006	Change %	**Sept. 30 2007**	Sept. 30 2006	Change %
Operating expense	**$ 2,571,347**	$ 2,241,639	15%	**$ 6,896,126**	$ 5,579,332	24%
Per boe	**$10.91**	$10.85	1%	**$10.41**	$10.00	4%

Operating expenses totalled $2,571,347 for the third quarter, or $10.91 per boe, a 1% increase from the comparable quarter in 2006. Included in this amount are costs relating to coil-tubing workover programs designed to improve well performance at Wood River and operating costs at Gordondale, a non-operated oil property that was shut-in throughout the third quarter for pipeline repairs and improvements. Operating costs at Gordondale totalled $84,500 for the quarter and added $0.36 per boe

to operating costs. The operator is awaiting approval from the Alberta Energy Utilities Board to commence flowing production again through the pipeline.

OPERATING NETBACK

	Three months ended			Nine months ended		
($ per boe)	**Sept. 30 2007**	Sept. 30 2006	Change %	**Sept. 30 2007**	Sept. 30 2006	Change %
Revenues	**$ 40.29**	$ 37.19	8%	**$ 44.55**	$ 41.69	7%
Royalties	**(4.76)**	(6.39)	-26%	**(6.85)**	(8.24)	-17%
Operating expense	**(10.91)**	(10.85)	1%	**(10.41)**	(10.00)	4%
Operating netback	**$ 24.62**	$ 19.95	23%	**$ 27.29**	$ 23.45	16%

The operating netback for the three months ended September 30, 2007 was $24.62, 23% higher than the comparable quarter. The higher netback primarily reflects the 8% increase in natural gas prices and the 26% reduction in royalty expense from the third quarter of 2006.

The operating netback by product is as follows:

	Three months ended			Nine months ended		
Conventional natural gas ($/mcf)	**Sept. 30 2007**	Sept. 30 2006	Change %	**Sept. 30 2007**	Sept. 30 2006	Change %
Revenues	**$ 6.53**	$ 5.97	9%	**$ 7.30**	$ 6.73	8%
Royalties	**(0.65)**	(1.02)	-36%	**(1.24)**	(1.41)	-12%
Operating expense	**(2.09)**	(2.08)	0%	**(1.97)**	(1.87)	5%
Operating netback	**$ 3.79**	$ 2.87	32%	**$ 4.09**	$ 3.45	19%
Coal bed methane gas ($/mcf)						
Revenues	**$ 5.95**	$ 5.45	9%	**$ 6.83**	$ 5.95	15%
Royalties	**(0.79)**	(0.99)	-20%	**(0.85)**	(0.99)	-14%
Operating expense	**(1.20)**	(1.16)	3%	**(1.23)**	(0.96)	28%
Operating netback	**$ 3.96**	$ 3.30	20%	**$ 4.75**	$ 4.00	19%
Light and medium crude oil ($/bbl)						
Revenues	**$ 72.87**	$ 63.65	14%	**$ 64.61**	$ 62.79	3%
Royalties	**(10.62)**	(4.46)	138%	**(8.42)**	(4.67)	80%
Operating expense	**(36.51)**	(16.85)	117%	**(28.74)**	(13.04)	120%
Operating netback	**$ 25.74**	$ 42.34	-39%	**$ 27.45**	$ 45.08	-39%
Natural gas liquids ($/bbl)						
Revenues	**$ 61.48**	$ 60.82	1%	**$ 56.28**	$ 60.13	-6%
Royalties	**(19.82)**	(22.53)	-12%	**(16.97)**	(20.55)	-17%
Operating expense	**–**	–	0%	**–**	–	0%
Operating netback	**$ 41.66**	$ 38.29	9%	**$ 39.31**	$ 39.58	-1%
Royalty income ($/boe)	**$ 1.02**	$ 0.76	34%	**$ 0.88**	$ 0.98	-10%
Total ($/boe)	**$ 24.62**	$ 19.95	23%	**$ 27.29**	$ 23.45	16%

GENERAL AND ADMINISTRATIVE EXPENSES

	Three months ended			Nine months ended		
	Sept. 30 2007	Sept. 30 2006	Change %	**Sept. 30 2007**	Sept. 30 2006	Change %
General and administrative - gross	**$ 1,122,335**	$ 1,335,158	-16%	**$ 3,927,941**	$ 4,240,702	-7%
Capital and operating recoveries	**(440,364)**	(397,925)	11%	**(1,210,514)**	(1,092,430)	11%
Capitalized	**(278,034)**	(258,151)	8%	**(1,114,094)**	(856,369)	30%
General and administrative - net	**$ 403,937**	$ 679,082	-41%	**$ 1,603,333**	$ 2,291,903	-30%
Per boe	**$1.71**	$3.28	-48%	**$2.42**	$4.11	-41%

Gross general and administrative expenses for the three months ended September 30, 2007 totalled $1,122,335, 16% lower than the comparable quarter, reflecting a continued focus on cost control. The Company capitalized $278,034 (2006 - $258,151) of general and administrative costs associated with its exploration and development program, including $30,124 (2006 - $Nil) relating to stock based compensation. The increased portion of capitalized general and administrative costs reflects an increasing focus on new conventional exploration and development projects. The market for skilled technical staff continues to be tight and labour compensation costs in the industry as a whole, continue to escalate. As a result, the Company expects general and administrative costs to trend higher.

STOCK BASED COMPENSATION

The Company accounts for stock based compensation using the fair value method for stock options. Under the fair value method, the Black-Scholes option pricing model was used to calculate the quarterly expense that is included in general and administrative costs in the statement of operations, over the vesting period of the options.

The total stock based compensation amount for the quarter ended September 30, 2007 totalled $73,740 (2006 - $256,981) and reflects the granting of 260,000 and cancelling of 256,167 stock options during that period. Of this amount, $30,124 (2006 - $NIL) was capitalized and $43,616 (2006 - $256,981) included in general and administrative expenses.

INTEREST EXPENSE

	Three months ended			Nine months ended		
	Sept. 30 2007	Sept. 30 2006	Change %	**Sept. 30 2007**	Sept. 30 2006	Change %
Interest expense	**$ 486,698**	$ 456,729	7%	**$ 1,409,424**	$ 1,025,314	37%
Per boe	**$2.06**	$2.21	-7%	**$2.13**	$1.84	16%

The bank loan balance at September 30, 2007 was $34.00 million, versus $37.00 million at the end of the comparable quarter.

DEPLETION, DEPRECIATION AND ACCRETION

	Three months ended			Nine months ended		
	Sept. 30 2007	Sept. 30 2006	Change %	**Sept. 30 2007**	Sept. 30 2006	Change %
Depletion and depreciation	**$ 6,675,251**	$ 4,751,101	40%	**$18,757,065**	$12,537,318	50%
Accretion	**72,364**	43,477	66%	**207,388**	122,684	69%
Total	**$ 6,747,615**	$ 4,794,578	41%	**$18,964,453**	$12,660,002	50%
Per boe	**$28.63**	$23.21	23%	**$28.63**	$22.69	26%

Depletion and depreciation per boe increased 23% for the three months ended September 30, 2007, from the same period in 2006. The increase is attributable to the higher cost associated with proved reserve additions, primarily through the acquisition of Espoir in 2006.

Depletion and depreciation for the quarter amounted to $6,675,251 ($28.32 per boe), compared to $23.00 per boe in the third quarter of 2006. The accretion of the asset retirement obligation for the quarter totalled $72,364 ($0.31 per boe), compared to $0.21 per boe in the comparable period.

INCOME TAXES

	Three months ended		Nine months ended	
	Sept. 30 2007	Sept. 30 2006	**Sept. 30 2007**	Sept. 30 2006
Current (recovery)	**$ (86,665)**	$ (229,945)	**$ (86,665)**	$ (241,319)
Future (recovery)	**(607,251)**	(423,613)	**(1,066,109)**	(1,645,292)
Total	**$ (693,916)**	$ (653,558)	**$ (1,152,774)**	$ (1,886,611)

The future income tax liability of $7.83 million reflects the difference between the book value and the tax value of the Company's assets. At September 30, 2007, the Company's tax pools and non-capital losses were approximately $125.0 million.

On October 30, 2007, the Federal Government announced a reduction in federal corporate income tax rates for the years 2008 through 2012, that will see the combined federal/ Alberta corporate income tax rate decrease from 32.1% in 2007, to 25% in 2012.

FUNDS FLOW AND NET INCOME

Funds flow for the quarter ended September 30, 2007 was $5,033,113 (2006 - $3,432,373), or $0.21 per share basic and diluted (2006 - $0.18 basic and diluted). The increase in funds flow for the quarter reflects a 23% increase in operating netbacks, along with an 8% increase in production volumes from 2006.

Net loss for the third quarter was $1,246,303 ($0.05 basic and diluted), versus a net loss of $1,157,630 ($0.06 basic and diluted) for the comparative period in 2006, and reflects an increase in depletion and depreciation expense per boe.

SUMMARY OF QUARTERLY RESULTS

The following table highlights the Company's performance since inception on a quarterly basis:

	2007			2006			
	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Revenue	**$ 9,496,344**	**$ 9,842,559**	**$ 10,166,075**	$ 10,064,190	$ 7,681,428	$ 7,623,900	$ 7,954,079
Net income/(loss)	**(1,246,303)**	**(970,678)**	**(673,944)**	(12,668,133)	(1,157,630)	227,988	(80,297)
Per share - basic and diluted	**(0.05)**	**(0.04)**	**(0.03)**	(0.62)	(0.06)	0.01	(0.01)
Funds flow from operations	**5,033,113**	**5,057,384**	**5,082,421**	4,833,713	3,432,373	3,350,006	3,856,439
Per share - basic	**0.21**	**0.21**	**0.21**	0.24	0.18	0.17	0.21
Per share - diluted	**0.21**	**0.21**	**0.21**	0.24	0.18	0.17	0.20
Total assets	**150,933,530**	**149,258,330**	**151,060,967**	146,867,870	160,881,471	151,891,240	145,343,833
Bank loan	**34,000,000**	**31,000,000**	**26,000,000**	25,000,000	37,000,000	30,000,000	20,000,000

Revenues and funds flow from operations reflect the changes in production volumes and natural gas commodity pricing.

CAPITAL EXPENDITURES

Drilling Activity	**Three months ended September 30, 2007**		**Nine months ended September 30, 2007**	
	Gross	**Net**	**Gross**	**Net**
Conventional gas	**5.0**	**3.5**	**11.0**	**8.5**
CBM	**10.0**	**9.4**	**33.0**	**26.5**
Crude oil	**3.0**	**1.1**	**3.0**	**1.1**
Dry and abandoned	**1.0**	**1.0**	**4.0**	**2.7**
Total	**19.0**	**15.0**	**51.0**	**38.8**

During the third quarter of 2007, the Company drilled one (1.0) unsuccessful Mannville test at Kneller in central Alberta, 4 (3.2 net) Belly River gas wells and 4 (3.4 net) Horseshoe Canyon CBM wells at Wood River in central Alberta, 6 (6.0 net) Horseshoe Canyon CBM wells at a new core area south of Wetaskiwin and 3 (1.1 net) light oil wells and one (0.3 net) deep natural gas well at Spirit River in the Peace River Arch.

The Wood River wells were tied-in and on production by the end of the third quarter. Pipelines are currently being constructed at Wetaskiwin to take the natural gas to Rockyview's compression facilities at Bittern Lake. The Company expects over 200 boe per day of production will be on at Wetaskiwin by the end of the fourth quarter.

At Spirit River, the Cretaceous light oil wells are expected to add 50 boe per day of production by the middle of the fourth quarter, while the deep natural gas well came on at the end of October at a restricted rate of approximately 300 mcf per day net to Rockyview.

	Three months ended		Nine months ended	
	Sept. 30, 2007	Sept. 30, 2006	**Sept. 30, 2007**	Sept. 30, 2006
Corporate acquisition	**$ –**	$ –	**$ –**	$ 67,279,786
Property dispositions	**(23,998)**	–	**(23,998)**	(2,031,222)
Land and lease	**401,673**	466,585	**1,358,098**	2,952,624
Geological and geophysical	**122,873**	95,598	**340,072**	236,367
Drilling and completions	**5,056,329**	3,330,348	**15,466,149**	12,077,749
Equipment and facilities	**2,894,533**	7,725,521	**5,793,608**	15,832,966
Capitalized administrative	**278,033**	258,151	**1,114,094**	856,369
Office	**9,004**	7,991	**44,208**	61,730
Net capital expenditures	**$ 8,738,447**	$ 11,884,194	**$ 24,092,231**	$ 97,266,369

In the third quarter of 2007, the Company incurred total capital expenditures of $8.74 million (2006 - $11.88 million), focused primarily on the drilling and completion of Horseshoe Canyon CBM wells at Wood River and Wetaskiwin.

The Company records the fair value of future obligations associated with the retirement of long-lived tangible assets, such as well sites and facilities. Accounting for the recognition of this obligation results in an increase to the carrying value of these assets. This amount has been shown as the Company's asset retirement obligation.

LIQUIDITY AND CAPITAL RESOURCES

The change in the Company's bank debt for the three and nine months ended September 30 was as follows:

	Three months ended		Nine months ended	
	Sept. 30, 2007	Sept. 30, 2006	**Sept. 30, 2007**	Sept. 30, 2006
Sources:				
Funds from operations	**$ 5,033,113**	$ 3,432,373	**$ 15,172,918**	$ 10,638,818
Issue of common shares, net of costs	**–**	–	**–**	19,999
Change in cash and cash equivalents	**20,635**	(462,840)	**290,738**	4,422,287
	$ 5,053,748	$ 2,969,533	**$ 15,463,656**	$ 15,081,104
Uses:				
Additions to property, plant & equipment	**$ 8,732,321**	$ 11,884,194	**$ 23,938,226**	$ 32,017,805
Sale of oil and gas properties	**(23,998)**	–	**(23,998)**	(2,031,222)
Corporate acquisition	**–**	–	**–**	17,487,278
Change in non-cash working capital	**(654,575)**	(1,914,661)	**549,428**	4,607,243
	$ 8,053,748	$ 9,969,533	**$ 24,463,656**	$ 52,081,104
Increase in bank debt	**$ 3,000,000**	$ 7,000,000	**$ 9,000,000**	$ 37,000,000

At the end of the third quarter the Company had drawn $34.0 million (2006 - $37.0 million) on its revolving extendible credit facility of $46.0 million. The facility may be drawn down or repaid at any time, but there are no scheduled repayment terms. If the facility is not renewed by August 6, 2008, outstanding advances become a term loan repayable on August 7, 2009.

Rockyview will typically utilize three sources of funding to finance its capital expenditure program: internally generated funds flow from operations, debt where deemed appropriate and new equity issues if available on favourable terms. When financing corporate acquisitions, the Company may also assume certain future liabilities. In addition, the Company may adjust its capital expenditure program depending on the commodity price outlook and further opportunities that may be identified.

OUTSTANDING SHARE DATA

On November 6, 2007, there were 24,362,478 common shares outstanding, 892,272 outstanding warrants with an exercise price of $5.26 per share and 2,059,335 stock options with an average exercise price of $4.55 per share.

CONTRACTUAL OBLIGATIONS AND COMMITMENTS

The Company has contractual obligations in the normal course of operations including the purchase of assets and services, operating agreements, transportation commitments and sales commitments. These obligations are of a recurring and consistent nature and impact cash flow in an ongoing manner.

Rockyview leases office space through an arrangement deemed to be an operating lease for accounting purposes. As such, the Company is not required to record its lease obligation as a liability, nor does it record lease obligations as an asset.

GUARANTEES AND OFF-BALANCE SHEET ARRANGEMENTS

The Company has not entered into any off-balance sheet arrangements or guarantees.

DISCLOSURE CONTROLS AND PROCEDURES

The preparation of the MD&A is supported by a set of disclosure controls and procedures as at September 30, 2007. Disclosure controls and procedures have been designed to ensure that information required to be disclosed by the Corporation is accumulated and communicated to the Company's management as appropriate to allow timely decisions regarding required disclosure. The Company's Chief Executive Officer and Chief Financial Officer have concluded, based on their evaluation as of the end of the period covered by the Company's annual filings for the most recently completed financial period, that the Company's disclosure controls and procedures as of the end of such period are effective to provide reasonable assurance that material information related to the Company, including its consolidated subsidiaries, is made known to them by others within those entities.

INTERNAL CONTROLS OVER FINANCIAL REPORTING

Internal controls have been designed to provide reasonable assurance regarding the reliability of the Company's financial reporting and the preparation of financial statements together with the other financial information for external purposes in accordance with Canadian GAAP. The Company's Chief Executive Officer and Chief Financial Officer have designed, or caused to be designed under their supervision, internal controls over financial reporting related to the Company, including its consolidated subsidiaries.

The Company's Chief Executive Officer and Chief Financial Officer are required to cause the Company to disclose herein any change in the Company's internal control over financial reporting that occurred during the Company's most recent interim period that materially affected, or is reasonably likely to materially affect the Company's internal control over financial reporting. During 2006, Rockyview documented the design of internal controls over financial reporting and presented this documentation to the Audit Committee for its review. No material changes were identified in the Company's internal controls over financial reporting during the three months ended September 30, 2007, that had materially affected, or are reasonably likely to materially affect, the Company's internal controls over financial reporting.

It should be noted that a control system, including Rockyview's disclosure and internal controls and procedures, no matter how well designed, can provide only reasonable, but not absolute, assurance that the objectives of the control system will be met and it should not be expected that the disclosure and internal controls and procedures will prevent errors or fraud.

CRITICAL ACCOUNTING ESTIMATES

The Company's financial statements have been prepared in accordance with Canadian generally accepted accounting policies ("GAAP"). Certain accounting policies require management to make appropriate decisions with respect to the formulation of estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses. Rockyview's management review their estimates frequently; however, the emergence of new information and changed circumstances may result in actual results or changes to estimated amounts that differ materially from current estimates. Rockyview attempts to mitigate this risk by employing individuals with the appropriate skill set and knowledge to make reasonable estimates; developing internal control systems; and comparing past estimates to actual results.

The Company's financial and operating results include estimates on the following:

- Depletion, depreciation and accretion based on estimates of oil and gas reserves;
- Estimated revenues, operating expenses and royalties for which actual revenues and costs have not been received;
- Estimated capital expenditures on projects in progress;
- Estimated fair value of Espoir acquisition, including petroleum and natural gas properties and the determination of goodwill;
- Estimated fair value of asset retirement obligation including estimates of future costs and the timing of costs; and
- Estimated fair value of derivative contracts.

CHANGES IN ACCOUNTING POLICIES

Financial Instruments and Hedging Activities

Effective January 1, 2007, the Company adopted the Canadian Institute of Chartered Accountants ("CICA") Section 3855, "Financial Instruments – Recognition and Measurement", Section 3865, "Hedges", Section 1530, "Comprehensive Income" and Section 3861, "Financial Instruments – Disclosure and Presentation". These standards have been adopted prospectively. See Note 3 to the Consolidated Financial Statements.

OUTLOOK

The Company's 2007 drilling program was substantially complete at the end of the third quarter, leaving only pipeline construction and tie-ins for the balance of the year. The 2008 capital budget is being finalized and will be financed from cash flow and available lines of credit where necessary.

With successful drilling results and a prudent hedging strategy, Rockyview is well-positioned for a recovery in natural gas prices. Its seismically-driven and engineered inventory of shallow gas development locations and higher impact Mannville and deep exploration prospects in Central Alberta and the Peace River Arch respectively, will be drilled during 2008 and beyond. The Company expects to exit 2007 with daily production of 2,900 to 3,000 boe.

The Company's balance sheet will allow it to capitalize on additional drilling or acquisition opportunities as they arise.

ADDITIONAL INFORMATION

Additional information regarding the Company including Rockyview's annual information form is available on SEDAR at www.sedar.com or on Rockyview's website www.rockyviewenergy.com.

CONSOLIDATED BALANCE SHEET
(unaudited)

	September 30, 2007	December 31, 2006
ASSETS		
Current assets		
Cash	$ 633,493	$ 924,231
Accounts receivable	8,172,914	9,161,648
Other current assets	948,113	1,539,265
Derivative asset	10,930	22,995
	9,765,450	11,648,139
Property, plant and equipment (note 4)	141,168,080	135,219,731
	$ 150,933,530	$ 146,867,870
LIABILITIES		
Current liabilities		
Accounts payable and accrued liabilities	$ 8,829,958	$ 10,959,272
Derivative liability	41,838	–
	8,871,796	10,959,272
Derivative liability	10,459	–
Long-term debt (note 6)	34,000,000	25,000,000
Future income taxes	7,830,340	8,896,449
Asset retirement obligations (note 5)	3,967,377	3,316,274
	54,679,972	48,171,995
SHAREHOLDERS' EQUITY		
Share capital (note 7)	108,493,800	108,493,800
Warrants (note 7)	571,054	571,054
Contributed surplus (note 7)	1,662,843	1,214,235
Deficit	(14,474,139)	(11,583,214)
	96,253,558	98,695,875
	$ 150,933,530	$ 146,867,870

see accompanying notes to financial statements

Approved by the Board of Directors

"signed"
John Howard
Director

"signed"
Steve Cloutier
Director

CONSOLIDATED STATEMENT OF OPERATIONS AND COMPREHENSIVE LOSS AND DEFICIT

(unaudited)

	Three months ended September 30		Nine months ended September 30	
	2007	2006	**2007**	2006
REVENUE				
Petroleum and natural gas	**$ 9,496,344**	$ 7,681,428	**$ 29,504,978**	$ 23,259,407
Realized derivative gain (loss)	**54,884**	–	**(71,604)**	–
Unrealized derivative gain (loss)	**(160,599)**	–	**(64,362)**	–
Royalties expense	**(1,121,251)**	(1,320,588)	**(4,539,375)**	(4,599,406)
	8,269,378	6,360,840	**24,829,637**	18,660,001
EXPENSES				
Operating	**2,571,347**	2,241,639	**6,896,126**	5,579,332
General and administrative	**403,937**	679,082	**1,603,333**	2,291,903
Interest	**486,698**	456,729	**1,409,424**	1,025,314
Depletion, depreciation and accretion	**6,747,615**	4,794,578	**18,964,453**	12,660,002
	10,209,597	8,172,028	**28,873,336**	21,556,551
Net loss before income taxes	**(1,940,219)**	(1,811,188)	**(4,043,699)**	(2,896,550)
Current income tax expense (recovery)	**(86,665)**	(229,945)	**(86,665)**	(241,319)
Future income tax expense (recovery)	**(607,251)**	(423,613)	**(1,066,109)**	(1,645,292)
Net loss and comprehensive loss	**(1,246,303)**	(1,157,630)	**(2,890,925)**	(1,009,939)
Retained earnings (deficit), beginning of period	**(13,227,836)**	2,242,550	**(11,583,214)**	2,094,859
Retained earnings (deficit), end of period	**$ (14,474,139)**	$ 1,084,920	**$ (14,474,139)**	$ 1,084,920
Net loss per share - basic and diluted (note 7)	**$ (0.05)**	$ (0.06)	**$ (0.12)**	$ (0.05)

see accompanying notes to financial statements

CONSOLIDATED STATEMENT OF CASH FLOWS
(unaudited)

	Three months ended September 30		Nine months ended September 30	
	2007	2006	**2007**	2006
Cash flows from operating activities				
Net loss	**$ (1,246,303)**	$ (1,157,630)	**$ (2,890,925)**	$ (1,009,939)
Items not affecting cash				
Depletion, depreciation and accretion	**6,747,615**	4,794,578	**18,964,453**	12,660,002
Stock based compensation expense	**43,616**	256,981	**270,605**	694,760
Future income taxes (recovery)	**(607,251)**	(423,613)	**(1,066,109)**	(1,645,292)
Unrealized derivative loss	**160,599**	–	**64,362**	–
Asset retirement expenditures	**(65,163)**	(37,943)	**(169,468)**	(60,713)
Funds flow from operations	**5,033,113**	3,432,373	**15,172,918**	10,638,818
Net change in non-cash working capital items	**420,168**	40,152	**657,062**	(54,881)
Net cash provided by operating activities	**5,453,281**	3,472,525	**15,829,980**	10,583,937
Cash flow from financing activities				
Issue of shares for cash upon exercise of warrants	**–**	–	**–**	19,999
Increase in bank loan	**3,000,000**	7,000,000	**9,000,000**	28,000,000
Net cash provided from financing activities	**3,000,000**	7,000,000	**9,000,000**	28,019,999
Cash flow from investing activities				
Acquisition of Espoir Exploration Corp.	**–**	–	**–**	(8,487,278)
Sale of oil and gas properties	**23,998**	–	**23,998**	2,031,222
Additions to property, plant and equipment	**(8,732,321)**	(11,884,194)	**(23,938,226)**	(32,017,805)
Changes in non-cash working capital - investing items	**234,407**	1,874,509	**(1,206,490)**	(4,552,362)
Net cash used in investing activities	**(8,473,916)**	(10,009,685)	**(25,120,718)**	(43,026,223)
Change in cash during the period	**(20,635)**	462,840	**(290,738)**	(4,422,287)
Cash and cash equivalents - beginning of period	**654,128**	1,063,399	**924,231**	5,948,426
Cash and cash equivalents - end of period	**$ 633,493**	$ 1,526,239	**$ 633,493**	$ 1,526,139
Supplemental information:				
Interest paid	**$ 565,920**	$ 539,790	**$ 1,082,242**	$ 1,125,430
Income taxes paid (refund)	**$ (482,323)**	$ –	**$ (482,323)**	$ 673,799

see accompanying notes to financial statements

1. DESCRIPTION OF BUSINESS

Rockyview Energy Inc. ("Rockyview" or the "Company") is incorporated under the Business Corporations Act (Alberta) and is a public company listed on the Toronto Stock Exchange.

The principal business of the Company is the exploration for, exploitation, development and production of oil and natural gas reserves. All activity is conducted in Alberta in Western Canada and comprises a single business segment.

2. SIGNIFICANT ACCOUNTING POLICIES

The interim unaudited consolidated financial statements are stated in Canadian dollars and have been prepared by management in accordance with Canadian generally accepted accounting principles ("GAAP"). The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements, and the reported amounts of revenues and expenses during the period. Actual results could differ from these estimates. The interim unaudited consolidated financial statements have been prepared following the same accounting policies and methods of computation as the consolidated financial statements for the year ended December 31, 2006, other than changes in accounting policies in note 3. The disclosures provided below are incremental to those included in the annual financial statements. The interim unaudited consolidated financial statements should be read in conjunction with the annual financial statements and notes thereto in the Company's annual report for the year ended December 31, 2006.

3. CHANGES IN ACCOUNTING POLICIES

Financial Instruments and Hedging Activities
Effective January 1, 2007, the Company adopted the Canadian Institute of Chartered Accountants ("CICA") handbook section 1530 "Comprehensive Income," section 3251 "Equity," section 3855 "Financial Instruments – Recognition and Measurement" and section 3865 "Hedges". These standards result in changes in the accounting for financial instruments and hedges as well as introduce accumulated other comprehensive income ("AOCI") as a separate component of shareholders' equity. As required, these standards have been adopted prospectively and comparative amounts for the prior periods have not been restated.

(a) Comprehensive Income
Comprehensive income comprises net earnings or loss and other comprehensive incpme ("OCI"). OCI represents the change in equity for a period that arises from unrealized gain and losses on available-for-sale securities and changes in fair market value of derivative instruments designated as cash flow hedges. The Company does not currently have any OCI or AOCI.

(b) Equity
This section establishes the standards for presentation of equity and changes in equity during the period. It requires a separate presentation of changes in equity for the period arising from net income, OCI, contributed surplus, retained earnings, share capital and reserves. Accumulated OCI would be included in the consolidated balance sheet as a separate component of shareholders' equity.

(c) Financial Instruments
This section establishes standards for the recognition and measurement of financial instruments which comprises financial assets, financial liabilities, derivatives and non-financial derivatives.

A financial asset is cash or a contractual right to receive cash or another financial asset, including equity, from another party. A financial liability is the contractual obligation to deliver cash or another financial asset to another party.

A derivative is a financial instrument whose value changes in response to a specified variable, requires little or no net investment and is settled at a future date. An embedded derivative is a derivative that is part of a non-derivative contract and not directly related to that contract. Under this standard, embedded derivative must be accounted for as a separate financial instrument. A non-financial derivative is a contract that can be settled net in cash or another financial instrument.

Under this standard, all financial instruments are initially recorded at fair value and are subsequently accounted for based on one of four classifications: held for trading; held-to-maturity; loans and receivables; or, available-for-sale. The classification of a financial instrument depends on its characteristics and the purpose for which it was acquired. Fair values are based upon quoted market prices available from active markets or are otherwise determined using a variety of valuation techniques and models.

Under this standard, all guarantees upon inception are required to be recognized on the balance sheet at their fair value. No subsequent re-measurement is required to fair value each guarantee at each subsequent balance sheet date, unless the guarantee is considered a derivative.

(i) Held for trading

Held for trading financial instruments are financial assets or financial liabilities that are purchased with the intention of selling or repurchasing in the near term. Any financial instrument can be designated as held for trading as long as its fair value can be reliably measured. A derivative is classified as held for trading, unless designated as and considered an effective hedge. Held for trading instruments are recorded at fair value with any subsequent gains or losses from changes in fair value recorded directly into earnings.

(ii) Held-to-maturity

Held-to-maturity investments are financial assets with fixed or determinable payments and a fixed maturity that the Company has the intent and ability to hold to maturity. These financial assets are measured at amortized cost using the effective interest method. Any gains or losses arising from the sale of a held-to-maturity investment are recorded directly into earnings. All of the Company's cash and cash equivalents, short-term investments and long-term debt are designated as held-to-maturity investments.

(iii) Loans and receivables

Loans and receivables continue to be accounted for at amortized cost using the effective interest method. Any gains or losses on the realization of loans and receivables are recorded into earnings.

The fair value of accounts and other receivables and accounts payable and accrued liabilities approximate their carrying values due to the short-term nature of these instruments.

(iv) Available-for-sale

Available-for-sale assets are those financial assets that are not classified as held for trading, held-to-maturity or loans and receivables. Available-for-sale instruments are recorded at fair value. Any gains or losses arising from the change in fair value is recorded in OCI and upon the sale of the instrument or other-than-temporary impairment, the cumulative gain or loss is transferred into earnings.

The Company has not designated any financial instruments as available-for-sale assets.

(v) Transaction costs

Transaction costs relating to all financial instruments will be expensed as incurred.

(d) Hedges

Hedge accounting is optional and the Company may not designate the hedging instrument as a hedge for accounting purposes. When hedge accounting is not applied, the change in fair value of the hedging instrument is recorded directly into earnings. The Company has chosen not to designate any of its current hedging instruments as hedges for the purpose of this section and has classified them as a held for trading asset and recorded the fair value of these instruments on the balance sheet.

To qualify for hedge accounting, the hedging relationship between the hedged item and the hedging instrument must be designated and formally documented at the inception of the contract. The documentation includes risk management policy, the relationship between the hedging instrument and the hedged item and whether or not the hedging relationship is effective in offsetting the changes associated with the hedged risk. Effectiveness must be tested on an ongoing basis throughout the life of the hedging relationship. Hedge accounting is discontinued if the hedging relationship is no longer considered effective or is terminated. The hedging relationship can either be measured as a cash flow hedge or a fair value hedge.

(i) Cash flow hedge

A cash flow hedge is a hedge of the exposure to the variability of the cash flows associated with a recognized asset, liability or forecasted transaction. The effective portion of the change in the fair value of a cash flow hedge is recognized in OCI while any ineffective portion is recognized into earnings. If hedge accounting is discontinued or the hedge is sold or terminated, the amounts in accumulated OCI are recorded into earnings during the periods when the variability in the cash flows of the hedged item affects earnings.

(ii) Fair value hedge

A fair value hedge is a hedge of the exposure to changes in fair value of a recognized asset, liability or an unrecognized firm commitment. Changes in the fair value of a fair value hedge are recorded directly into earnings along with the changes in the fair value of the associated assets or liabilities attributable to the hedged risk. If hedge accounting is discontinued, the carrying amount of the hedged item is amortized into earnings over the remaining term of the hedge.

4. PROPERTY, PLANT AND EQUIPMENT

	September 30, 2007	December 31, 2006
Petroleum and natural gas properties and equipment	**$ 182,594,266**	$ 157,933,059
Furniture and office equipment	**355,486**	311,279
	182,949,752	158,244,338
Accumulated depletion and depreciation	**41,781,672**	23,024,607
	$ 141,168,080	$ 135,219,731

During the third quarter, the Company capitalized $278,034 (2006 - $258,151) of general and administrative expenses related to development activities. As at September 30, 2007, the depletion calculation excluded unproved properties of $14.1 million (2006 - $11.4 million).

5. ASSET RETIREMENT OBLIGATIONS

The following table presents the reconciliation of the beginning and ending asset retirement obligation associated with the retirement of oil and gas properties:

	Three months ended		Nine months ended	
	Sept. 30, 2007	Sept. 30, 2006	**Sept. 30, 2007**	Sept. 30, 2006
Balance, beginning of period	**$ 3,618,216**	$ 2,173,846	**$ 3,316,274**	$ 997,315
Liabilities acquired (sold)	**–**	–	**–**	954,175
Liabilities incurred	**341,959**	165,225	**613,182**	331,144
Liabilities settled	**(65,163)**	(37,943)	**(169,468)**	(60,713)
Accretion expense	**72,365**	43,477	**207,389**	122,684
Balance, end of period	**$ 3,967,377**	$ 2,344,605	**$ 3,967,377**	$ 2,344,605

The total undiscounted amount of future cash flows required to settle the obligation at September 30, 2007 is $12.2 million (2006 - $9.7 million).

6. BANK LOAN

At September 30, 2007, the Company had drawn $34.0 million (2006 - $37.0 million) on its $46.0 million revolving extendible credit facility with a Canadian chartered bank. The facility may be drawn down or repaid at any time, but there are no scheduled repayment terms. Advances under this facility bear interest based on a sliding scale tied to the Company's debt-to-cash flow, from a minimum of the bank's prime rate to a maximum of the bank's prime rate plus 1.25%. Bankers' Acceptances bear a stamping fee between 0.95% and 2.25%. The credit facility is collateralized by a fixed and floating charge debenture on the Company's assets and a general security agreement.

7. SHARE CAPITAL

(a) Authorized:

An unlimited number of voting Common Shares; unlimited number of Preferred Shares issuable in one or more series.

(b) Issued

Common shares:

	September 30, 2007		December 31, 2006	
	Number	**Amount**	Number	Amount
Balance - beginning of period	**24,364,378**	**$ 108,493,800**	12,049,077	$ 48,797,413
Acquisition of Espoir	**–**	**–**	7,441,499	46,062,879
Issued for cash, net of costs	**–**	**–**	4,870,000	13,611,076
Issued on exercise of warrants	**–**	**–**	3,802	22,432
Balance - end of period	**24,364,378**	**$ 108,493,800**	24,364,378	$ 108,493,800

Warrants:	**Number**	**Amount**	Number	Amount
Balance - beginning of period	**892,272**	**$ 571,054**	896,074	$ 573,487
Exercised	**–**	**–**	(3,802)	(2,433)
Balance - end of period	**892,272**	**$ 571,054**	892,272	$ 571,054

Each whole Rockyview Warrant entitles the holder to acquire one Rockyview Share at an exercise price of $5.26. The Rockyview Warrants expire February 20, 2008.

(c) Stock Options

Pursuant to the stock option plan (the "Plan"), options may be granted to directors, officers, employees, consultants and service providers of the Company. The options vest evenly over 3 years, starting on the first anniversary of the grant date and expire after 5 years.

The following table sets forth a reconciliation of stock option plan activity:

	September 30, 2007		December 31, 2006	
Stock options:	**Weighted Number of Options**	**Weighted Average Price**	Weighted Number of Options	Weighted Average Price
Balance - beginning of period	**1,874,835**	**$5.34**	907,502	$4.86
Granted	**712,667**	**2.96**	1,057,333	5.80
Cancelled	**(503,167)**	**5.26**	(90,000)	5.98
Balance - end of period	**2,084,335**	**$4.55**	1,874,835	$5.34
Exercisable - end of period	**702,890**	**$5.10**	302,501	$4.86

The following table provides additional information on the stock options outstanding as at September 30, 2007:

Exercise Prices ($/share)	Number of Options	Weighted Average Exercise Price	Weighted Average Contractual Life	Options Exercisable
2.64 - 3.00	436,500	$2.67	4.8	–
3.01 - 4.00	300,000	3.51	4.3	33,333
4.01 - 5.00	694,169	4.74	2.7	451,668
5.01 - 6.00	503,666	5.97	3.3	167,889
6.01 - 6.30	150,000	6.22	3.4	50,000
3.00 - 6.30	2,084,335	$4.55	3.6	702,890

(d) Stock Based Compensation

Included in general and administrative costs is stock based compensation. The Company accounts for its stock based compensation plan using the fair value method. The fair value of each option is estimated on the date of grant using the Black-Scholes option pricing model. The fair value of options granted was estimated based on the following weighted average assumptions:

	Three months ended September 30		Nine months ended September 30	
	2007	2006	**2007**	2006
Risk free interest rate (%)	**4.59**	4.26	**4.25**	4.16
Expected life (years)	**5.0**	3.0	**5.0**	3.0
Expected volatility (%)	**59.0**	37.2	**56.9**	32.6

The fair value of options granted during the quarter was $1.43 per option to purchase one share.

(e) Contributed Surplus

	Amount
Balance - December 31, 2006	1,214,235
Stock based compensation expense (net)	448,608
Balance - September 30, 2007	**1,662,843**

(f) Earnings per share

The following table summarizes the common shares used in calculating net income per share:

	Three months ended September 30		Nine months ended September 30	
	2007	2006	**2007**	2006
Basic	**24,364,378**	19,494,378	**24,364,378**	19,193,020
Stock options	**–**	–	**–**	91,286
Warrants	**–**	–	**–**	285,307
Diluted	**24,364,378**	19,494,378	**24,364,378**	19,569,613

The calculation of diluted common shares excludes 2,084,335 (2006 – 1,874,835) stock options and 892,272 warrants at September 30, 2007.

8. FINANCIAL INSTRUMENTS

The Company's exposure under its financial instruments is limited to financial assets and liabilities, all of which are included in the financial statements. The fair values of financial assets and liabilities that are included in the balance sheet approximate their carrying amounts.

Substantially all of the Company's accounts receivable are with customers and joint venture partners in the oil and gas industry and are subject to normal credit risks.

The Company is exposed to foreign currency fluctuations as crude oil and natural gas prices are referenced to U.S. dollar denominated prices.

The Company is exposed to interest rate risk to the extent that bank debt is at a floating rate of interest.

The Company's operating cost management activities are exposed to fluctuations in the cost of electricity. At September 30, 2007, the Company had derivative contracts for 1.5MW of electricity, with fixed prices of $76.00/MWh for the remainder of 2007 and $86.88/MWh for calendar 2008.

The Company has a price risk management program whereby the commodity price associated with a portion of its future production is fixed. The Company sells forward a portion of its future production and enters into physical fixed price sale contracts with customers. The forward contracts are subject to market risk from fluctuating commodity prices and exchange rates. The contract price on physical contracts is recognized in earnings in the same period as the production revenue. As at September 30, 2007, the Company has fixed the price applicable to future production through the following contracts:

Time period	Commodity	Contract	Daily Volume (GJ)	$Cdn/GJ
January 2007 - December, 2007	Natural gas	Physical Swap	1,000	$7.50
February 2007 - December 2007	Natural gas	Physical Swap	500	$6.65
February 2007 - December 2007	Natural gas	Physical Swap	500	$6.80
February 2007 - December 2007	Natural gas	Physical Swap	500	$6.96
March 2007 - December 2007	Natural gas	Physical Swap	500	$7.77
April 2007 - October 2007	Natural gas	Physical Swap	500	$7.55
April 2007 - October 2007	Natural gas	Physical Swap	500	$7.60
April 2007 - October 2007	Natural gas	Physical Swap	500	$7.88
April 2007 - October 2007	Natural gas	Physical Swap	500	$7.20
April 2007 - October 2007	Natural gas	Physical Swap	500	$7.43
May 2007 - October 2007	Natural gas	Physical Swap	500	$7.81
November 2007 - March 2008	Natural gas	Physical Swap	500	$8.63
November 2007 - March 2008	Natural gas	Physical Swap	500	$9.04
November 2007 - March 2008	Natural gas	Physical Collar	500	$7.50 - $11.00
November 2007 - March 2008	Natural gas	Physical Collar	500	$7.50 - $10.86
November 2007 - March 2008	Natural gas	Physical Collar	500	$7.50 - $11.20

Subsequent to September 30, 2007, the Company entered into the following contracts:

Time period	Commodity	Contract	Daily Volume (GJ)	$Cdn/GJ
January 2008 - December 2008	Natural gas	Physical swap	500	$6.68

9. COMPARATIVES

The comparatives on the balance sheet for future income taxes have been reclassified to comply with current accounting standards.

CORPORATE INFORMATION

DIRECTORS

John Howard (1)(2)(3)(4)
Independent Businessman

Malcolm Adams (2)(3)
Vice President
ARC Financial Corporation

Scott Dawson (2)(3)(4)
President & Chief Executive Officer
Open Range Energy Corp.

Martin Hislop (3)
Independent Businessman

Nancy Penner (2)(4)
Counsel
Parlee McLaws LLP

Steve Cloutier
President & Chief Executive Officer

OFFICERS

Steve Cloutier, LLB
President & Chief Executive Officer

Dan Allan, P.Geol.
Chief Operating Officer

Alan MacDonald, CA
Chief Financial Officer,
Vice President, Finance
& Corporate Secretary

Howard Anderson, P.Eng.
Vice President, Engineering

(1) Chairman of the Board

(2) Member of the Audit Committee

(3) Member of the Reserves Committee

(4) Member of Corporate Governance,
& Nominating & Compensation Committee

CORPORATE OFFICE

2250, 801 - 6th Avenue S.W.
Calgary, Alberta T2P 3W2
Telephone: (403) 538-5000
Fax: (403) 538-5050

INVESTOR RELATIONS

www.rockyviewenergy.com

TRUSTEE AND TRANSFER AGENT

Olympia Trust Company
2300, 125 – 9th Avenue S.E.
Calgary, Alberta T2P 0P6
Telephone: (403) 261-0900
Fax: (403) 265-1455

BANK

Bank of Nova Scotia

AUDITORS

PricewaterhouseCoopers LLP

LEGAL COUNSEL

Burnet, Duckworth & Palmer LLP

INDEPENDENT EVALUATORS

Sproule Associates Limited

STOCK EXCHANGE

The Toronto Stock Exchange
Trading Symbol: **RVE**

Rockyview Energy

2250, 801 - 6th Avenue S.W., Calgary, AB T2P 3W2
PHONE: (403) 538-5000 FAX: (403) 538-5050
EMAIL: invest@rockyviewenergy.com WEBSITE: www.rockyviewenergy.com

END